Exhibit 99.1

CYREN LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

August 28, 2018

TO THE SHAREHOLDERS OF CYREN LTD.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Cyren Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on Tuesday, August 28, 2018 at 11:00 a.m. Eastern Time, at the offices of the Company’s subsidiary Cyren Inc., located at 1430 Spring Hill Road, Suite 330, McLean, VA 22102, for the following purposes:

1.	to elect eight Directors, six of whom are continuing Directors (including the Chairman of the Board and CEO and including two directors that are nominees of and affiliated with the Company’s controlling shareholder (WP XII Investments BV, an entity controlled by funds affiliated with Warburg Pincus LLC) and two nominees that are nominees of and affiliated with the Company’s controlling shareholder, to serve for the ensuing year or until their successors are elected;

2.	To approve certain amendments to the Company’s Amended and Restated Articles of Association;

3.	To approve the entry into indemnification and exculpation agreements with the Company’s directors and officers;

4.	To approve the Company’s new compensation policy with respect to the terms of office and employment of the Company’s office holders (the “New Compensation Policy”), in accordance with the requirements of the Israeli Companies Law 5759-1999;

5.	To approve the grant of 275,000 options to purchase ordinary shares of the Company to Mr. Lior Samuelson, the Company’s Chief Executive Officer and Chairman of the Board;

6.	To ratify and approve the re-appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the year ending December 31, 2018 and for the year commencing January 1, 2019 and until the next annual meeting of the Company’s shareholders and to authorize the Company’s Board and Audit Committee to determine its fees; and

7.	To review and discuss the Company’s consolidated financial statements for the fiscal year ended December 31, 2017.

Only shareholders who held Ordinary Shares of the Company at the close of business on July 19, 2018 (the “Record Date”) are entitled to notice of and to vote at the meeting and any adjournments thereof.

The vote required to approve the resolutions to be presented is set forth in each proposal brought for shareholders’ approval in the accompanying Proxy Statement.

All shareholders are cordially invited to attend the meeting in person. Any shareholder attending the meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS

/s/ LIOR SAMUELSON
LIOR SAMUELSON
Chairman of the Board

Herzliya, Israel

July 2, 2018

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, IN ORDER TO ENSURE REPRESENTATION OF YOUR SHARES EITHER I) COMPLETE, DATE AND SIGN THE PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE, II) IF SO ELECTED BY YOU AND YOU HOLD ORDINARY SHARES OF THE COMPANY THROUGH A TEL AVIV STOCK EXCHANGE MEMBER, PLEASE COMPLETE THE INTERNET VOTING PROCESS VIA THE ELECTRONIC VOTING SYSTEM OF THE ISRAEL SECURITIES AUTHORITY AFTER RECEIVING A PERSONAL IDENTIFYING NUMBER, AN ACCESS CODE AND ADDITIONAL INFORMATION REGARDING THIS ANNUAL MEETING FROM THE MEMBER OF THE TEL AVIV STOCK EXCHANGE AND AFTER CARRYING OUT A SECURED IDENTIFICATION PROCESS, UP TO SIX HOURS BEFORE THE TIME SET FOR THE ANNUAL MEETING, OR III) IF SO ELECTED BY YOU THROUGH YOUR BROKER OR BANK, PLEASE COMPLETE THE INTERNET VOTING PROCESS AVAILABLE FOR THIS ANNUAL MEETING.

CYREN LTD.

PROXY STATEMENT FOR

ANNUAL MEETING OF SHAREHOLDERS

August 28, 2018

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Cyren Ltd. (the “Company”) for use at the Company’s Annual Meeting of Shareholders (the “Annual Meeting”) to be held on Tuesday, August 28, 2018 at 11:00 a.m. Eastern Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the offices of the Company’s subsidiary Cyren Inc., located at 1430 Spring Hill Road, Suite 330, McLean, VA 22102. The telephone number at that address is (703) 760-3320. The Company’s offices are located at 10 Ha-Menofim St., 5th Floor, Herzliya, 4672561, Israel. The telephone number at that address is (+972) 9-863-6888.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Shareholders of record who hold voting rights by holding the Company’s Ordinary Shares, NIS 0.15 nominal value per share (the “Shares”), at the close of business on July 19, 2018 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. Also, shareholders who hold Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Annual Meeting.

Revocability of Votes

Any proxy submitted pursuant to this solicitation and any vote casted by means of voting via the electronic voting system of the Israel Securities Authority (the “ISA Electronic Voting System”) may be revoked by the person giving it or voting by such means at any time before its use or before the Annual Meeting by delivering to the Secretary of the Company, at either of the addresses set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, by casting a later vote through the ISA Electronic Voting System (until six hours prior to the time set for the Annual Meeting) or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute revocation of a vote.

Quorum, Voting and Solicitation

Pursuant to the Company’s Amended and Restated Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one third (1/3) of the outstanding voting power of the Company is necessary to constitute a legal quorum at the Annual Meeting. If a quorum is not present within half an hour from the time scheduled for the Annual Meeting, the Annual Meeting will be adjourned to the same day in the next week (to the same time and place), or to a day, time and place as the Board may determine in a notice to the shareholders. If a quorum is not present within half an hour from the time scheduled for the adjourned Annual Meeting, any two shareholders who attend the adjourned Annual Meeting in person or by proxy will constitute a quorum. Each Share shall grant the holder thereof the right to one vote.

Under Israeli law, if a quorum is present in person, by proxy, by means of voting via the ISA Electronic Voting System or via the shareholder’s broker or bank broker, non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Solicitation of proxies may be made by Directors, Officers and other employees of the Company or its subsidiaries by personal interview, telephone, facsimile, email or other method. We will not pay any additional compensation for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement and any other information furnished to the shareholders, will be borne by the Company. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Shares.

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Copies of the Notice of the Annual Meeting and this Proxy Statement are available on the Company’s website at www.cyren.com, under the Investor Relations tab (click on the “Investor Relations” link).

It is critical for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to be voted.

COMPENSATION OF OFFICERS

The compensation for our office holders is currently determined in accordance with our Amended Executive Compensation Policy (the “Current Compensation Policy”), which was approved by our shareholders on December 8, 2015. If the shareholders at the Annual Meeting elect to approve proposal four and approve the New Compensation Policy (defined below), then the compensation for our office holders will comply with the terms of the New Compensation Policy.

In accordance with the Israeli Companies Law, 1999 and regulations promulgated thereunder (the “Companies Law”), we are required to provide information regarding compensation received by our five most highly paid office holders during the year ended December 31, 2017, or refer to our public filings which include such information. For details concerning the compensation received by our five most highly paid office holders during the year ended December 31, 2017, see our annual report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of May 31, 2018 the number of Shares, including options and warrants to purchase Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five per cent (5%) of the Company’s Shares and (ii) all directors and officers as a group (based on 53,450,051 shares outstanding on that date). Each of our shareholders has identical voting rights with respect to its Shares. All of the information with respect to beneficial ownership of the Shares is given to the best of our knowledge. Except where otherwise indicated, we believe, based on information furnished to us by such owners or otherwise disclosed in any public filings, that the beneficial owners of the Shares listed below have sole dispositive and voting power with respect to such Shares.

Name of Shareholder	Number of Shares and Options Owned	Percentage of Outstanding Shares
WP XII Investments BV (1)	27,586,733	51.6%
Yelin Lapidot Holdings Management Ltd. (2)	3,998,703	7.5%
All other directors and executive officers as a group (3)	3,663,700	6.5%

(1) Includes 27,586,733 shares indicated in the statement of beneficial ownership on Schedule 13D/A filed on December 29, 2017.

(2) Includes 3,998,703 shares indicated in the statement of beneficial ownership on Schedule 13G/A filed on January 31, 2018.

(3) Includes 2,713,032 options exercisable into the same number of ordinary shares.

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PROPOSAL ONE

ELECTION OF DIRECTORS

Background

In accordance with the Company’s Amended and Restated Articles of Association, the Company’s shareholders last fixed the maximum number of Directors at ten. The Company currently has ten Directors in office, of whom Cary Davis and Brian Chang were nominated for service by WP XII Investments BV, an entity controlled by funds affiliated with Warburg Pincus, LLC (the “Investor”) pursuant to that certain Securities Purchase Agreement by and between the Company and the Investor, dated November 6, 2017 (the “WP SPA”) and their appointment was approved by the Company’s shareholders at the annual general meeting of the Company’s shareholders which was held on December 28, 2017, and Lauren Zletz was nominated for service by the Investor and appointed by the Board pursuant to the WP SPA in May 2018 until the next annual meeting of the Company’s shareholders or until the earlier of her death or resignation. Pursuant to the WP SPA, for as long as the Investor and its affiliates beneficially own Shares representing at least 10% of the Company’s issued and outstanding share capital, the Investor shall have the right to nominate additional Investor designated Directors for service on the Company’s Board equal to the maximum size of the Board permitted by the Company’s Amended and Restated Articles of Association (and if proposal two hereunder is approved by the shareholders, then under the Amended Articles) multiplied by the number of Ordinary Shares then beneficially owned by Investor and its affiliates divided by the aggregate number of issued and outstanding Ordinary Shares, rounded down to the nearest whole number. The Investor has also nominated Raj Kushwaha for service as an additional Investor designated Director pursuant to the WP SPA. All Investor designated Directors must meet the following appointment requirements: (i) each such Investor Director has provided to the Company such information as required to be provided under any applicable law by all directors of a company organized under the laws of Israel and listed on the Tel Aviv Stock Exchange (the “TASE”) and NASDAQ, (ii) each such Investor Director has provided to the Company such additional information reasonably required by the Company to be provided by all Directors for the purpose of a person’s nomination as a Director of the Company, (iii) each such Investor Director has not been involved in any of the events enumerated in Item 401(f) of Regulation S-K (as in effect on the date of appointment) under the Securities Act of 1933 (to the extent material to his or her ability or integrity to serve as a Director) during the time frame contemplated therein, except, to the extent not prohibited by any applicable law, as may be approved by the Board of Directors, (iv) each such Investor Director is not subject to any order or judgment by a governmental authority or any other applicable law prohibiting service as a director of any public company organized under the laws of Israel or listed on the TASE and NASDAQ (jointly, the “Appointment Requirements”). Pursuant to the foregoing, the Investor has nominated each of Cary Davis, Brian Chang, Lauren Zletz and Raj Kushwaha for service as the Investor Directors and the Board has confirmed, based on information provided by the Investor Directors, that each of them meets the Appointment Requirements.

In accordance with the Companies Law and without derogating from the Appointment Requirements, each of the nominees has certified to the Company that he or she meets all the requirements of the Companies Law for election as a Director of a public company, possesses the necessary qualifications and has sufficient time in order to fulfill his or her duties as a Director of the Company, taking into account the Company’s size and special needs.

The ten Directors currently in office include John Becker and David Earhart, who are the Company’s Outside Directors in accordance with the Companies Law. Mr. Earhart was re-elected for a three-year term of office commencing August 1, 2016 and until July 31, 2019 at an Annual Meeting of Shareholders held December 8, 2015 and Mr. Becker was elected for a three-year term of office commencing April 1, 2017 and until March 31, 2020 at an Annual Meeting of Shareholders held December 22, 2016, and they are not subject to re-election at the Annual Meeting.

Shareholders are being asked to elect and re-elect, as applicable, the eight directors listed below. Aviv Raiz, a current director, is not standing for re-election. Therefore, if all of the Company’s nominees are elected under this proposal 1, following the Annual Meeting there will be ten members of the Board in office, including Lior Samuelson, who will continue to serve as the Chairman of the Board.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the eight nominees named below. In the event that any nominee is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. It is not expected that any nominee will be unable or will decline to serve as a Director. The term of office of each such person elected as a Director will continue until the next annual general meeting of shareholders or until his or her successor has been elected and qualified.

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If elected and re-elected, as applicable, under this proposal one, during their term of office, the Director compensation of each of the nominees will be equal to the Director compensation which was approved by shareholders at the December 8, 2015 Annual General Meeting, i.e., a cash amount of $7,500 per quarter and an annual grant of 10,000 RSUs, as well as reimbursement for expenses incurred in the performance of the Director’s work, except for Mr. Lior Samuelson, whose compensation is detailed below, and Mr. Todd Thomson who shall be entitled to receive a cash amount of $15,000 per quarter and an annual grant of 20,000 RSUs, as well as reimbursement for expenses incurred in the performance of the Lead Director’s work. New non-employee directors are currently entitled to an initial grant of 50,000 options instead of RSUs in their first year. In addition, each of the Directors will be entitled to be included in the Company’s D&O Insurance and remuneration and reimbursement of expenses in accordance with the Company’s customary remuneration and reimbursement of expenses policy and, if proposal three hereunder is adopted by the shareholders, shall be entitled to receive indemnification under the terms of the Indemnification Agreement (defined in proposal three) to be executed between the Company and each of the directors and officers of the Company.

If re-elected under this proposal one, Mr. Lior Samuelson shall be entitled to the compensation for his role as CEO and will not receive any compensation as Director while he holds the role of CEO.

The Company’s Nominating Committee recommended that the following eight nominees be elected to the Board of Directors at the Annual Meeting, and the Board of Directors approved this recommendation. The name and certain other information regarding each nominee for election is set forth below:

Name	Age	Position with CYREN

Hila Karah (1)(2)(4)	49	Director
Lior Samuelson	69	CEO and Chairman of the Board
Todd Thomson (3)(4)(5)	57	Lead Director
James Hamilton (1)(3)(4)(5)	54	Director
Cary Davis	51	Director
Brian Chang (2)	36	Director
Lauren Zletz	31	Director
Raj Kushwaha	50	Director

There is no familial relationship between any of the Directors or office holders of the Company.

Cary Davis, Brian Chang, Lauren Zletz and Raj Kushwaha are employees of an affiliate of the Investor.

(1)	Member of the Compensation Committee (in addition to John Becker and David Earhart).

(2)	Member of Nominating Committee (in addition to David Earhart).

(3)	Member of the Audit Committee (in addition to John Becker and David Earhart).

(4)	Determined by the Audit Committee and the Board to be an independent director pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2).

(5)	Determined by the Audit Committee and the Board to be an independent director pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2) and the Companies Law. John Becker and David Earhart are also independent directors of the Company pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2) and the Companies Law.

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Hila Karah joined the Board in March 2008. Ms. Karah is an independent business consultant and experienced Board member. She is the former chief investment officer of Eurotrust Ltd., where she focused primarily on investments in life science, internet and high tech companies. Prior to joining Eurotrust, Ms. Karah served as a partner and senior analyst at Perceptive Life Sciences LP., a New York-based hedge. Prior to Perceptive, she was a research analyst at Oracle Partners Ltd., a healthcare-focused hedge fund. Ms. Karah currently serves as a director at Intec Pharma Ltd., (NASDAQ, TASE: NTEC), a director at Dario Health Ltd., (NASDAQ: DRIO) observer at MyHeritage Ltd. (private company) and GR Dome Ltd. (private company). Ms. Karah holds a B.A. in Molecular and Cell Biology from the University of California, Berkeley, and has studied at the UC Berkeley-UCSF JMP.

Lior Samuelson joined the Board in August 2010 and has held the position of Chairman of the Board since December 2010. Mr. Samuelson became Chief Executive Officer at Cyren in 2013. During his extensive career, Mr. Samuelson has served as chairman, CEO and board member of companies in technology, telecommunications, financial services and management consulting, such as Deltathree (DDDC), PricewaterhouseCoopers Securities and The Barents Group. Mr. Samuelson was previously a managing partner with KPMG and a senior manager at Booz Allen Hamilton. Mr. Samuelson holds both a B.A. and a M.A. in economics from Virginia Tech.

 Todd Thomson joined the Board in November 2011 and has held the position of Lead Director since December 2015. Mr. Thomson is chairman of Dynasty Financial Partners, as well as the founder and CEO of Headwaters Capital. He served in top management positions at Citigroup, including CFO of the Company and CEO of the Global Wealth Management division. Prior to joining Citigroup, Todd Thomson held senior executive positions at GE Capital, Barents Group and Bain & Co. He was also a board member of Cordia Bancorp and Bank of Virginia as well as chairman of the Wharton Leadership Advisory Board. Todd Thomson received his M.B.A, with Distinction, from the Wharton School of Business and his bachelor’s degree in economics from Davidson College.

James Hamilton joined the Board in February 2012.  Mr. Hamilton is Chief Executive Officer of Wedge Networks.  Mr. Hamilton has more than 25 years of leadership experience in senior executive roles across many highly successful high-tech companies. He brings proven success at building and leading high-potential, high growth companies from startup to IPO and often through acquisition. Mr. Hamilton was the CEO of Tipping Point, the renowned market leader in Intrusion Prevention Systems (IPS). Mr. Hamilton was also president of Click Security, and president of Efficient Networks, which also achieved a highly successful IPO and was later acquired by Siemens. He has also held various senior sales roles with multiple companies; most recently as SVP of worldwide sales and field operations at Cyan, Inc. Mr. Hamilton is also the president of Valletta Capital, LLC and is active in multiple venture capital, corporate, and charitable boards.

Cary Davis joined the Board in November 2017.  Mr. Davis is a Managing Director at Warburg Pincus, which he joined in 1994, and focuses on investments in the software and financial technology sectors. He also serves on the boards of several private companies. Prior to joining Warburg Pincus, he was Executive Assistant to Michael Dell at Dell Computer and a consultant at McKinsey & Company. Mr. Davis received a B.A. in economics from Yale University and an M.B.A. from Harvard Business School.

Brian Chang joined the Board in November 2017. Mr. Chang is a Principal at Warburg Pincus, which he joined in 2005 and returned in 2009.  Mr. Chang focuses on investments in the technology, software and financial technology sectors. He currently serves on the board of several private companies. Prior to joining Warburg Pincus, Mr. Chang worked at Merrill Lynch focusing on corporate finance and mergers and acquisitions transactions. Mr. Chang received a B.S. with Distinction in electrical engineering from Stanford University and an M.B.A. from the Stanford University Graduate School of Business.

Lauren Zletz joined the Board in May 2018. Ms. Zletz is a Vice President at Warburg Pincus, which she joined in 2015. Lauren focuses on investments in the technology, software, and internet sectors, and has served on the boards of several companies. Prior to joining Warburg Pincus, Lauren worked in private equity at Thomas H. Lee Partners, and investment banking at Greenhill & Company. Lauren received an A.B. in Social Studies from Harvard College and an M.B.A. from the Stanford Graduate School of Business.

Raj Kushwaha is the Chief Technology Officer and a Managing Director at Warburg Pincus, which he joined in 2012. Mr Kushwara has over 25 years of experience in leading commercial software product development, strategic planning, technology operations, business transformation, ERP implementations, and process outsourcing initiatives at Fortune 500 companies in a variety of industries. Prior to joining Warburg Pincus, Mr. Kushwaha held senior management positions at Zimmer Holdings Inc., Dell Computer Corporation, First Data Corporation (FDC), Cummins Engine Company and Safway, Inc. He has been recognized as one of the top 100 IT innovators in the automotive/manufacturing industry, is the recipient of a CIO 100 innovation award and has filed numerous patents in the field of disruptive services technologies.  Mr. Kushwaha holds an M.S. in management of technology from MIT, an M.B.A. from the University of Wisconsin at Madison and Idaho State University; a B.S. in electrical engineering from India and completed the Advanced Management Program (AMP) from Harvard University.

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Proposal

Shareholders are being asked to elect each of the eight Director nominees listed above until the next annual general meeting of shareholders or until their successors are elected.

Shareholders are being asked to adopt the following resolution:

“RESOLVED, that each of Hila Karah, Lior Samuelson, Todd Thomson, James Hamilton, Cary Davis, Brian Chang, Lauren Zletz and Raj Kushwaha are hereby elected to serve as members of the Board until the next annual meeting of shareholders or until their respective successors are duly elected, and to approve the terms of their compensation as set forth in Proposal one of the Proxy Statement.”

Vote Required

Election of Directors requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person, by proxy or by voting through the ISA Electronic Voting System, and voting on the election of Directors. Each Director nominee shall be voted separately.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the election of each of the directors nominated for service under this proposal.

PROPOSAL TWO

APPROVAL OF CERTAIN AMENDMENTS TO THE COMPANY’S

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

The current Amended and Restated Articles of Association of the Company are those adopted by the Company in its shareholders meeting in December 22, 2016 (the “Amended and Restated Articles”). Following the recommendations and approval of the Board, the shareholders are being asked to approve the proposed amendments to the Amended and Restates Articles as reflected in the attached amended articles to this Proxy Statement as Exhibit A (the “Amended Articles”). In Exhibit A, the proposed additions are underlined and the proposed deletions are indicated by a strikethrough.

The proposed Amended Articles incorporate non-substantive changes and clarifications to the current Amended and Restated Articles as well as the following substantive changes:

(a)	Deleting Article 3.3 to remove references to preferred shares.

(b)	Amending Article 8 of the Amended and Restated Articles, such that any amendment to the Amended and Restated Articles would require the vote of a regular majority of shareholders present at the General or Special Meeting entitled to vote.

(c)	Amending Article 10.1 of the Amended and Restated Articles, such that the maximum number of directors who can serve on the Company’s Board shall be increased from ten (10) to eleven (11).

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(d)	Amending Article 18 of the Amended and Restated Articles, to clarify that the insurance, indemnification and exculpation provisions shall allow the Company to insure and indemnify directors and officers for liabilities, obligations or expenses indemnifiable by law.

Proposal

Shareholders are being asked to approve the certain amendments proposed to the Amended and Restated Articles as set forth in Exhibit A to this Proxy Statement.

Shareholders are being asked to adopt the following resolution:

“RESOLVED that the Amended and Restated Articles of the Company be, and they hereby are, amended as set forth in Exhibit A to the Company’s Proxy Statement for its Annual Meeting and that a consolidated form of the Amended Articles, incorporating all such amendments in an integrated form, be, and it hereby is, adopted and approved.”

Vote Required

Amending the Amended and Restated Articles requires the affirmative vote of the holders of seventy-five percent of the outstanding Shares represented at the Annual Meeting, in person, by proxy or by voting through the ISA Electronic Voting System, and voting on the amendment of the Amended and Restated Articles.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL THREE

APPROVAL OF THE ENTRY INTO INDEMNIFICATION AND EXCULPATION

AGREEMENTS WITH THE COMPANY’S DIRECTORS AND OFFICERS

Background

The Companies Law, the Current Compensation Policy, the New Compensation Policy (if adopted by the shareholders) and the Amended and Restated Articles (and if approved under proposal 2 above, the “Amended Articles”) allow the Company, subject to the receipt of requisite corporate approvals, to undertake in advance to indemnify and exempt its directors and officers, subject to certain conditions and limitations.

Subject to the approval of proposal two and the election of the director-nominees proposed under proposal one, our shareholders will be asked to approve and authorize the Company to undertake to indemnify the current and future directors and officers of the Company, as provided in and subject to the terms and provisions of the Indemnification Agreement, in substantially the form attached hereto as Exhibit B (the “Indemnification Agreement”). Under such form of the Indemnification Agreement, the maximum amount of indemnification payable by the Company shall be limited to the greater of (i) with respect to all directors and officers in the aggregate (the “Indemnifiable Persons”), an amount equal to 25% of the shareholders’ equity of the Company as set forth in the Company’s most recent consolidated financial statements prior to such payment or (ii) US$10 million for each Indemnifiable Person.

The Company’s Compensation Committee and Board believe that approval of grant of the Indemnification Agreement to the current and future directors and officers of the Company is in the Company’s best interest as it will enable the Company to attract and retain highly qualified directors and officers from time to time.

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Proposal

Shareholders are being asked to adopt the following resolution:

“RESOLVED, subject to the approval of the Amended Articles, to approve the form of Indemnification Agreement to be executed by the Company and its current and future officers and directors, including persons deemed “controlling shareholders” under Section 268 of the Companies Law, and their relatives in the form attached as Exhibit B to the Proxy Statement.

Vote Required

Approval of the form of Indemnification Agreement requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting, in person by proxy or by voting through the ISA Electronic Voting System, and voting on the approval of the form of Indemnification Agreement.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL FOUR

APPROVAL OF COMPANY’S NEW EXECUTIVE COMPENSATION POLICY

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, are required to adopt a policy governing the compensation of the Company’s office holders.

Following the recommendation of the Company’s Compensation Committee and approval by the Company’s Board, the Company’s shareholders approved the Current Compensation Policy at our annual general meeting of shareholders held in December 2015. Under the Companies Law, a Company’s compensation policy for office holders is to be reviewed, assessed and approved, at least once every three years or as otherwise required if the circumstances at which the compensation policy was approved have changed or for any other reason, first, by the board of directors, upon recommendation of the compensation committee, and next, by the shareholders.

Accordingly, following a review of the Current Compensation Policy, and in light of the rapid changes in the Company’s global business activities and its environment since the adoption of the Current Compensation Policy, the Board approved, following the recommendation of the Company’s Compensation Committee, a revised compensation policy for office holders in the form attached hereto as Exhibit C (the “New Compensation Policy”), which is deemed by the Compensation Committee and Board to be appropriate for the Company and aligns the overall compensation package offered to the Company’s office holders with the purposes and goals of the Company. The shareholders are being asked to approve the New Compensation Policy at the Annual Meeting.

In recommending and approving the New Compensation Policy, the Company’s Compensation Committee and Board considered the various factors set forth in the Companies Law, and reviewed various data and other information they deemed relevant, including, among others: (i) promoting the Company’s goals, and short and long term business plan; (ii) creating efficient incentives for the Company’s office holders, considering, among other issues, the Company’s risk management policy; (iii) best practices “for companies of a similar size, scope of business, and life-cycle”; and (iv) with respect to variable elements of compensation, the office holder’s contribution to achieving corporate goal and increasing profits, with a long-term view and in accordance with his or her role.

The changes introduced in the New Compensation Policy when compared to the Current Compensation Policy are designed to adapt to the changes in the Company’s global activities and environment as well as improve the Company’s competitive position. More specifically, in addition to other changes in the New Compensation Policy, the New Compensation Policy includes (i) setting an annual cap of US$450,000 for the annual base salary for office holders (including the CEO), (ii) setting an annual cap of 600% of the annual base salary on equity based compensation to current office holders or a one-time grant of up to 5% of outstanding shares of the Company at the date of grant for new executive hires; and (iii) setting an annual cap of 200% of the annual base salary for performance based cash awards (which may include any combination of annual bonus, special bonus in recognition of outstanding contributions and/or signing bonus for new hires).

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To the extent not approved by the shareholders, the Compensation Committee and the Board of Directors may nonetheless approve the New Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company. If the New Compensation Policy is approved, then according to the Companies Law, the New Compensation Policy must be reviewed, assessed and re-approved by shareholders within three years of such date or as otherwise required if the circumstances at which the New Compensation Policy was approved have changed or for any other reason.

Proposal

Shareholders are being asked to adopt the following resolution:

“RESOLVED, that the New Compensation Policy for the Company’s office holders, in the form attached as Exhibit C to the Proxy Statement be, and hereby is, approved.”

Required Vote

Approval of the New Compensation Policy requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting, in person by proxy or by voting through the ISA Electronic Voting System, and voting on the approval of the New Compensation Policy, provided that, either (i) the shares voting in favor of the proposal include at least a majority of the shareholders who are not controlling shareholders of the Company and do not have a personal interest with respect to such proposal voting on the matter (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the shareholders who are not controlling shareholders of the Company and do not have a personal interest who vote against the proposal do not represent more than 2% of the voting rights in our Company.

The Companies Law requires that each shareholder voting on this matter indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the approval of the proposal. Otherwise, the shareholder will be classified as being a controlling shareholder or having a personal interest in the approval of the proposal, and the shareholder’s vote will not be counted for the requisite majority. Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal benefit, gain or other interest of (a) the shareholder, (b) any relative of the shareholder; (c) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or voting rights or has the right to appoint a director or the chief executive officer; and (d) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL FIVE

Approval of a grant of 275,000 options to Mr. Lior Samuelson, the Company’s
Chief Executive Officer and Chairman of the Board

Background

The Company’s Compensation Committee and Board have approved the grant of 275,000 options to purchase the Company’s ordinary shares, representing approximately 0.5% of the Company’s issued and outstanding ordinary shares as of the date hereof (the “Options” and the “Grant”, respectively) to Mr. Lior Samuelson, our Chief Executive Officer, pursuant to the Company’s 2016 Equity Incentive Plan (the “Equity Plan”). In accordance with the Companies Law, the Grant also requires approval by our shareholders.

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The Company’s Compensation Committee and Board approved the Grant, which is intended to reward Mr. Samuelson for his leadership role in the Company and his success in assembling a talented team and furthering innovation within the Company and to incentivize him to continue increasing shareholder returns and building the market value of the Company. In addition, the Company’s Compensation Committee and Board examined peer companies and concluded that Mr. Samuelson’s equity compensation was below the equity compensation granted to chief executive officers at such companies. Therefore, in order to also better align the Company’s equity compensation of Mr. Samuelson with the equity compensation of chief executive officers of similar companies, the Company’s Compensation Committee and Board determined to approve the Grant to Mr. Samuelson, subject to the approval of the Company’s shareholders. If approved, the Options will be issued on the date of such shareholder approval and the exercise price will be the closing price of the shares on such date. The Options will vest in four equal tranches over four years following the grant date, such that 25% of the Options will vest on each anniversary of the grant date.

While the Grant would comply with the terms of the New Compensation Policy, it exceeds the equity compensation limit under the Current Compensation Policy for this calendar year. If the New Compensation Policy is not approved by the Company’s shareholders, the Current Compensation Policy would continue to apply. The Company’s Compensation Committee and Board have elected to bring the Grant for the approval of the Company’s shareholders independent of whether the New Compensation Policy is approved by the Company’s shareholders. In accordance with the Companies Law, the Compensation Committee, Board and shareholders can approve such Grant even if it deviates from the terms of the compensation policy in effect, subject to proper approvals by the Company’s Compensation Committee, Board and shareholders. Such requirements include receiving the approval of the Company’s Compensation Committee and Company’s Board based upon the considerations set forth in Section 267B(a) of the Companies Law, and taking into consideration the factors set forth in Part A of Annex A to the Companies Law. These factors include:

•	the promotion and the advancement of the Company’s goals, its work plan and its long term views;

•	the size of the Company and the nature of its operations;

•	the examination of benchmark data for public companies with similar market cap size and in order to align the Company’s compensation of Mr. Samuelson with that of similar companies in the market, as set forth above;

•	the educational, professional experience and accomplishments of Mr. Samuelson;

•	the position, responsibilities and prior compensation arrangements with Mr. Samuelson; and

•	the ratio between Mr. Samuelson’s fixed compensation and variable compensation.

Proposal

Shareholders are being asked to adopt the following resolution:

“RESOLVED, to approve that the Grant of 275,000 Options pursuant to the Equity Plan to Mr. Lior Samuelson, the Company’s Chief Executive Officer and Chairman of the Board, on the terms set forth above be, and hereby is, approved.”

Required Vote

Approval of the Grant, whether the New Compensation Policy is approved or not (in which case, the Current Compensation Policy shall remain in effect), requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting, in person by proxy or by voting through the ISA Electronic Voting System, and voting on the approval of the Grant, provided that, either (i) the shares voting in favor of the proposal include at least a majority of the shareholders who are not controlling shareholders of the Company and do not have a personal interest with respect to such proposal voting on the matter (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the shareholders who are not controlling shareholders of the Company and do not have a personal interest who vote against the proposal do not represent more than 2% of the voting rights in our Company.

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The Companies Law requires that each shareholder voting on this matter indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the approval of the proposal. Otherwise, the shareholder will be classified as being a controlling shareholder or having a personal interest in the approval of the proposal, and the shareholder’s vote will not be counted for the requisite majority. Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal benefit, gain or other interest of (a) the shareholder, (b) any relative of the shareholder; (c) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or voting rights or has the right to appoint a director or the chief executive officer; and (d) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

Board Recommendation

The Board, with the exclusion of Mr. Samuelson, recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL SIX

APPROVAL OF APPOINTMENT AND COMPENSATION OF

THE COMPANY’S INDEPENDENT PUBLIC ACCOUNTANTS

Background

The Audit Committee and Board have selected Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the year ending December 31, 2018 and for the year commencing January 1, 2019 and until the next annual meeting of the Company’s shareholders and approved its compensation, subject to the shareholders’ approval of the Board’s and Audit Committee’s authorization to set their compensation. Kost, Forer, Gabbay & Kasierer has been engaged as the Company’s independent public accountants since the Company’s inception. A representative of Kost, Forer, Gabbay & Kasierer will be available to respond to appropriate questions raised during the Annual Meeting.

Proposal

Shareholders are being asked to ratify and approve the selection of Kost, Forer, Gabbay & Kasierer as the Company’s independent public accountants for the year ending December 31, 2018 and for the year commencing January 1, 2019 and until the next annual meeting of the Company’s shareholders and to authorize the Board and Audit Committee to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board delegated the authority to set the fees of the auditors to the Audit Committee. The Audit Committee pre-approved all services to be performed by, and compensation to be paid to, the auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

Shareholders are being asked to adopt the following resolution:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the year ending December 31, 2018 and for the year commencing January 1, 2019 and until the next annual meeting of the Company’s shareholders and their compensation (as approved by the Audit Committee and the Board) is hereby ratified and approved.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person, by proxy or by voting through the ISA Electronic Voting System, and voting thereon.

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Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL

STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2017

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2017. The Annual Report on Form 20-F of the Company for the year ended December 31, 2017, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website, at www.cyren.com.

No vote is required regarding this item.

Other Matters

The Company knows of no other matters to be submitted at the upcoming Annual Meeting.

FOR THE BOARD OF DIRECTORS

/s/ LIOR SAMUELSON
LIOR SAMUELSON
Chairman of the Board

Herzliya, Israel

July 2, 2018

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Exhibit A

THE COMPANIES LAW

A COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

of

cyren LTD.

1.	Preliminary

1.1.	Construction. In these Articles, each of the following terms shall have the respective meaning appearing next to it, if not inconsistent with the subject or context:

1.1.1.	“Articles” - These Articles of Association, as amended from time to time.

1.1.2.	“Board” - the board of directors appointed under these Articles.

1.1.3.	“Company” - Cyren Ltd.

1.1.4.	“Companies Law” - The Companies Law, 5759-1999 and any regulations promulgated thereunder.

1.1.5.	“General Meeting” - an Annual Meeting or a Special Meeting as defined in Article 9.2.1.

                ~~1.1.6.       “New Securities” - any shares of the Company and all rights, options or warrants to purchase capital shares and securities of any type whatsoever that are, or may become, convertible into shares, except for shares, rights, options, warrants or other securities issued upon conversion of any New Securities into shares of the Company, or upon the exchange of any shares exchangeable into shares of another class.~~

                ~~1.1.7.       “on an as converted basis” - with respect to any given right in question, and for any calculation of shareholding in the Company, Preferred Shares shall be calculated as, and have the effect of, such number of Ordinary Shares into which such Preferred Shares are convertible at that time.~~

                ~~1.1.8.       “Organic Change” - Any recapitalization, reorganization, reclassification, consolidation, merger, scheme of arrangement, sale of all or substantially all of the Company’s assets to another person or other transaction, in each case which is effected in such a way that Shareholders are entitled to receive securities and/or assets with respect to or in exchange for their shares in the Company.~~

1.1.6.	~~1.1.9.~~ “Shareholder” -

(a)	A holder of one or more of the shares of the Company; or

(b)	a person registered as such in the Register of Shareholders; or

(c)	a person who holds a share certificate.

1.1.7.	~~1.1.10.~~  “Register of Shareholders” - The Register of Shareholders pursuant to Article 12.

1.1.8.	~~1.1.11.~~  “Year and Month” - A Gregorian month or year.

1.2.	Any capitalized term used but not otherwise defined in these Articles shall have the meaning ascribed to it in the Companies Law.

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2.	Public Company

The Company is a Public Company as such term is defined in the Companies Law.

3.	Share Capital

3.1.	The authorized share capital of the Company is NIS 11,303,001 divided into seventy-five million three hundred fifty three thousand three hundred and forty (75,353,340) Ordinary Shares of nominal value NIS 0.15 per share (“Ordinary Shares”).

3.2.	The holders of issued and outstanding Ordinary Shares shall have all the rights, powers and authorities associated with the shares of the Company, including the power to appoint directors, to receive notice of, and to vote in, General Meetings of the Company, and to receive dividends and any surplus upon the liquidation of the Company.

        ~~3.3       Each Preferred Share shall grant the holder thereof the right to notice of any shareholders’ meeting in accordance with these Articles, and the right to vote, together with holders of Ordinary Shares, with respect to any question upon which holders of Ordinary Shares have the right to vote. In all such votes, each Preferred Share shall grant the right to one vote. The Preferred Shares will vote together with the Ordinary Shares and not as a separate class in all General Meetings of the Company, except as required by law or hereunder.~~

                ~~In addition, the holders of issued and outstanding Preferred Shares shall have all the rights, powers and authorities held by the holders of Ordinary Shares and, notwithstanding anything to the contrary in Articles 8, 9.1.1 and 9.1.5 below, shall have the following additional rights, powers and authorities:~~

                ~~a.       The right to receive any surplus upon liquidation of the Company prior to the distribution of any surplus to the holders of Ordinary Shares, in an amount equal to US$1.00 per Preferred Share (“2X Payment”) or, if such surplus shall be insufficient to permit the payment of the full 2X Payment to the holders of the Preferred Shares, then the maximum possible amount of the surplus legally available for distribution shall be distributed ratably among the holders of the Preferred Shares in proportion to the preference amount each such holder is otherwise entitled to receive.~~

                ~~b.       The right to receive any securities and/or assets upon an Organic Change prior to the distribution of such securities and/or assets to the holders of Ordinary Shares, in an amount equal to the greater of (i) 2X Payment, or (ii) the value of the securities and/or assets that they would receive if they were to hold an amount of Ordinary Shares equivalent to the amount of their Preferred Shares on an as converted basis.~~

                ~~c.       Notwithstanding anything to the contrary in Article 19, the Company shall not declare dividends unless the holders of a majority of the voting power of the Preferred Shares consent, or until such time as a majority of the voting power of the Preferred Shares have converted or exchanged its shares by way of its conversion rights hereunder, Organic Change or otherwise.~~

                ~~d.       Notwithstanding any other provision that may be contrary in these Articles, until such time as an aggregate of at least 75% of the Preferred Shares initially issued under the October 2004 Securities Purchase Agreement and October 2004 Redemption, Amendment and Exchange Agreement between the Company and the Buyers and Investors, respectively, listed therein are converted into Ordinary Shares or exchanged in connection with an Organic Change, the right to veto, by the vote of the holders of a majority of the voting power of the Preferred Shares, at a separate class meeting, (i) the creation of a new class of shares or other securities (debt or equity) with rights superior or equal to those of the Preferred Shares in any way and (ii) an increase in the authorized share capital that contemplates an increase in the amount of Preferred Shares that are issuable by the Company.~~

                ~~e.       For the period beginning December 14, 2004 and ending September 14, 2005, the right to convert each Preferred Share into one Ordinary Share by way of written notice to the Company setting forth the number of Preferred Shares that a holder intends to convert. For the period beginning September 15, 2005 and thereafter, the right to convert each Preferred Share into two Ordinary Shares by way of written notice to the Company setting forth the number of Preferred Shares that a holder intends to convert. Notwithstanding anything herein to the contrary, a decision to convert Preferred Shares into Ordinary Shares by the holders of a majority of the voting power of Preferred Shares shall result in the conversion of all outstanding Preferred Shares into Ordinary Shares in the applicable ratio set forth above.~~

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                ~~f.       In the event that the Company shall at any time change, by subdivision or combination in any manner or by the making of a share dividend (i.e. bonus shares) the number of Ordinary Shares then outstanding into a different number of shares, then thereafter the number of Ordinary Shares issuable upon the conversion of the Preferred Shares shall be increased or decreased, as the case may be, in direct proportion to the increase or decrease in the number of Ordinary Shares by reason of such change.~~

                ~~g.       In the event of any capital reorganization, or of any reclassification of the share capital of the Company or in case of the consolidation or merger of the Company with or into any other corporation (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any change in the Ordinary Shares), each Preferred Share shall after such capital reorganization, reclassification of share capital, consolidation, merger or sale entitle the holder to obtain the kind and number of Ordinary Shares, or of the shares of the corporation resulting from such consolidation or surviving such merger, as the case may be, to which such holder would have been entitled if it had held the Ordinary Shares issuable upon conversion of such shares of Preferred Shares immediately prior to such capital reorganization, reclassification of capital stock, consolidation, merger or sale. To the extent that this paragraph relates to matters covered by the definition of “Organic Change”, this paragraph is not intended to grant the Preferred Share holders any additional rights to those they possess in the event of an occurrence of an Organic Change, rather it is intended to provide additional clarification of such rights, or a portion thereof.~~

3.3.	If at any time the share capital is divided into different classes of shares, then, unless the conditions of allotment of such class provide otherwise, the rights, additional rights, advantages, restrictions and conditions attached or not attached to any class, at any given time, may be modified, enhanced, added or abrogated by the Company by resolution at a meeting of the holders of the shares of such class.

4.	Issuance of Securities

4.1.	The unissued shares of the Company shall be under the control of the Board.

4.2.	The Board shall have the power to allot, issue or otherwise dispose of shares to such persons, at such times, on such terms and conditions, and either at par or less than par, at a premium, for cash or other consideration, in whole or in part, at a discount or with payment of commission, with such preferred or deferred rights, restrictions or conditions, all in accordance with the provisions of the Companies Law and as the Board shall deem fit from time to time, provided that such shares do not exceed the registered share capital of the Company. The Board of Directors shall also have the power to give any person the option to acquire from the Company any shares, either at par or less than par, at a premium, for cash or other consideration, in whole or in part, at a discount or with payment of commission, all in accordance with the provisions of the Companies Law and as the Board shall deem fit from time to time.

4.3.	The Board may resolve to issue one or more series of debentures; however, such borrowing power shall be limited to actions that do not unreasonably jeopardize the Company’s ability to pay its debt or to conduct its business as an entity that seeks to maximize profits.

4.4.	The Company may, subject to applicable law, issue redeemable shares and redeem the same.

5.	Reorganization of Capital

5.1.	Increase of Capital

5.1.1.	The Company may, from time to time, by resolution of the Shareholders, whether or not all the shares then authorized have been issued, and whether or not all the shares issued have been called for payment, increase its authorized share capital. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, with such rights and preferences and subject to such restrictions, as such resolution shall provide.

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5.1.2.	Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increased under Article 5.1.1 shall be subject to all the provisions of these Articles which are applicable to shares included in the existing share capital, without regard to class (and, if such new shares are of the same class as a class of shares included in the existing share capital, to all of the provisions that are applicable to shares of such class included in the existing share capital).

5.2.	Consolidation, Subdivision, Cancellation and Reduction of Capital.

The Company may, from time to time, by resolution of the Shareholders (subject to applicable law):

5.2.1.	consolidate all or any part of its issued or unissued share capital into shares of a per share nominal value that is greater than the per share nominal value of its existing shares;

5.2.2.	subdivide its shares (issued or unissued) or any of them into shares of lesser nominal value than is fixed by these Articles;

5.2.3.	cancel any shares that have not been issued or subscribed for, and decrease the amount of its authorized share capital by the amount of the shares so canceled, subject to any commitment (including a conditional commitment) given by the Company in respect of such shares.

5.2.4.	reduce its share capital in any manner, and with and subject to any consent required by law.

5.3.	With respect to any action that may result in fractional shares, the Board may settle any difficulty that may arise with regard thereto as it deems fit, and in connection with any such consolidation or other action that may result in fractional shares may, without limitation:

5.3.1.	determine, as to the holder of the shares so consolidated, which issued shares shall be consolidated into a share of a larger nominal value per share;

5.3.2.	allot, in contemplation of or subsequent to such consolidation or other action, shares or fractional shares sufficient to preclude or remove fractional share holdings;

5.3.3.	redeem, in the case of redeemable shares and subject to the Companies Law, such shares or fractional shares sufficient to preclude or remove fractional share holdings; or

5.3.4.	cause the transfer of fractional shares by certain Shareholders to other Shareholders so as most expediently to preclude or remove any fractional share holdings, and cause the transferees of such fractional shares to pay the transferors of such fractional shares the fair value thereof, and the Board is hereby authorized to act in connection with such transfer as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purpose of implementing the provisions of this Article 5.3.

6.	Transfer of Shares

6.1.	Registration of Transfer

6.1.1.	No transfer of shares shall be registered in the Register of Shareholders unless one of the following conditions has been met:

6.1.1.1.	a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board) signed by the transferee and the transferor, together with the share certificate(s) and such other evidence of title as the Board may reasonably require, were submitted to the Company, and the relevant provisions in these Articles to effect a transfer of shares have been fully complied with. Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.

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6.1.1.2.	~~The~~the Company received a court order requiring the change in the Register of Shareholders.

6.1.1.3.	the Company received proof that the legal requirements for the assignment of rights to any Shares were fulfilled.

6.1.1.4.	the occurrence of a condition that is sufficient, under these Articles, to effect the change in the Register of Shareholders.

6.2.	Decedent’s Shares

6.2.1.	In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 6.2.2 have been effectively invoked.

6.2.2.	Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or order of inheritance (or such other evidence as the Board may reasonably deem sufficient), shall be registered as a Shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

6.3.	Receivers and Liquidators

6.3.1.	The Company may recognize any receiver, liquidator or similar official appointed to wind up, dissolve or otherwise liquidate a corporate Shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a Shareholder or its properties, as being entitled to the shares registered in the name of such Shareholder.

6.3.2.	Such receiver, liquidator or similar official appointed to wind up, dissolve or otherwise liquidate a corporate Shareholder, and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to, a Shareholder or its properties, upon producing such evidence as the Board may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board (which the Board may grant or refuse in its absolute discretion) be registered as a Shareholder in respect of such shares, or may, subject to the regulations as to transfer contained in these Articles, transfer such shares.

7.	Limitation of Liability

The liability of each Shareholder shall be limited to the payment of the nominal value of its shares or the subscription price paid for such shares, if greater than the nominal value. If the Company issues shares for consideration that is less than the nominal value of such shares, in accordance with, the terms and conditions set forth in Section 304 of the Companies Law, then the liability of each such Shareholder shall be governed by the terms of Section 304 of the Companies Law.

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8.	Amendments to the Articles

~~Subject to Article 3.3 (d), the~~The Company may amend these Articles by resolution ~~of~~adopted by the Shareholders~~.~~ by a regular majority of Shareholders present at the General or Special Meeting entitled to vote. The Company shall not amend the Articles in a manner that adversely affects the rights of a Shareholder without obtaining the consent of all Shareholders that are adversely affected by such modification. For the avoidance of doubt, any amendment that affects all the Shareholders in the same manner shall not be deemed to constitute a modification of rights associated with specific shares.

9.	General Meetings

9.1.	The Powers of the General Meeting

The following matters of the Company shall be decided in a General Meeting of Shareholders:

9.1.1.	Amendment of these Articles.

9.1.2.	Exercise of the powers vested in the Board in the event that the Board is unable to exercise such powers, as provided in Section 52(a) of the Companies Law.

9.1.3.	Appointment and termination of the Company’s auditors.

9.1.4.	Approval of actions and transactions that are required pursuant to Sections 254 and 255, and 270 through 275, of the Companies Law.

9.1.5.	Increase and reduction of the authorized share capital of the Company in accordance with Sections 286 and 287 of the Companies Law.

9.1.6.	Approval of a merger in accordance with Section 320(a) of the Companies Law.

9.1.7.	Discussion of the financial statements at an Annual Meeting (as defined below).

9.1.8.	Appointment of Outside Directors in accordance with Section 239(b) of the Companies Law.

9.2.	Annual Meetings and Special Meetings

9.2.1.	An Annual General Meeting shall be held at least once in every calendar year (within a period of not more than 15 months after the last preceding Annual General Meeting), at such time and at such place as determined by the Board. Such Annual General Meetings shall be referred to as “Annual Meetings”. Any other Shareholders meetings shall be referred to as “Special Meetings”.

9.2.2.	The agenda at an Annual Meeting shall include a discussion of the annual financial statements of the Company and of the report submitted by the Board that shall include explanations concerning the various events that had an influence on the financial statements.

9.3.	Convening a General Meeting

9.3.1.	The Board may, whenever it thinks fit, convene a Special Meeting, at such time and place as may be determined by the Board, and shall be obliged to do so upon the receipt of a written request from (i) either 2 directors or 25% of the directors then in office, (ii) a Shareholder or group of Shareholders that holds at least 5% of the issued and outstanding shares of the Company and at least 1% of the voting rights in the Company, or a Shareholder or group of Shareholders that holds at least 5% of the voting rights in the Company, as provided in Section 63 of the Companies Law.

9.3.2.	Notice of a General Meeting shall be delivered to Shareholders entitled to receive such notice in the manner and to the extent required by the Companies Law and any regulations promulgated thereunder. The Company shall make copies of its annual financial statements available for inspection by the Shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to Shareholders, except upon request.

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9.3.3.	The accidental omission to give notice of a meeting to any Shareholder or Shareholders, or the non-receipt of notice sent to such Shareholder, shall not invalidate the proceedings at such meeting.

9.4.	Proceedings at a General Meeting

9.4.1.	The Agenda: The agenda for a General Meeting shall be determined by the Board, and shall include (i) in the case of a Special Meeting, the matters for which the Special Meeting was convened pursuant to Section 63 of the Companies Law, and (ii) matters requested by a Shareholder or Shareholders holding not less than (1%) of the voting rights in the General Meeting, provided that such proposed matter is appropriate for discussion in a General Meeting. Only resolutions on matters that are specified in the agenda shall be adopted at such Special Meeting.

9.4.2.	Quorum:

9.4.2.1.	No business shall be transacted at a General Meeting unless a legal quorum is present, and no resolution may be passed unless a legal quorum is present at the time such resolution is voted upon.

9.4.2.2.	In the absence of a contrary provision in these Articles or in the Companies Law, two or more Shareholders, present in person or by proxy and holding shares conferring in the aggregate at least one third of the outstanding voting power of the Company shall constitute a legal quorum at General Meetings.

9.4.2.3.	If within half an hour from the time scheduled for a General Meeting a legal quorum is not present, the meeting shall be adjourned to the same day in the next week, at the same time and place, or to such other day and at such other time and other place as the Board may determine in a notice to the Shareholders. If within half an hour from the time scheduled for the adjourned meeting a legal quorum is not present, then any two Shareholders entitled to vote, present in person or by proxy, shall constitute a legal quorum for such adjourned meeting and shall be entitled to resolve any matters on the agenda of the meeting.

9.4.3.	Chairman: The Chairman of the Board shall preside at every General Meeting of the Company and shall be appointed as the Chairman of the General Meeting. If a Chairman of the Board was not appointed, or if the Chairman of the Board is not present within 15 minutes after the time scheduled for the meeting or is unwilling to take the chair, the Shareholders present shall choose someone of their number to be the chairman of such meeting. The office of Chairman of a General Meeting shall not, by itself, entitle the holder to vote at any General Meeting nor shall it grant him a second or casting vote (without derogating, however, from the right of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

9.4.4.	Power to Adjourn: The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.

9.4.5.	Voting Power: Every matter submitted to the General Meeting shall be decided by a vote. Any vote in a General Meeting shall be conducted in accordance with the voting rights that each Shareholder is entitled to in accordance with the number of shares granting voting rights that are held by such Shareholder.

9.4.6.	Adoption of Resolutions at General Meetings: Subject to the provisions of the Companies Law and to Article ~~3.3 (d),~~8 above, a resolution proposed at any General Meeting shall be deemed adopted if approved by a majority of the voting shares represented at such meeting in person or by proxy. A declaration by the Chairman of the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or defeated, and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

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9.5.	Resolutions in Writing.

A resolution in writing signed by the Shareholders holding at such time all the issued shares having the right to vote at General Meetings, or to which all such Shareholders had agreed to in writing (by letter, telegram, email, telex, facsimile or otherwise), shall have the same force, for any purpose whatsoever, as if unanimously adopted by a General Meeting duly convened and held.

9.6.	Voting Rights and Proxies

9.6.1.	No Shareholder shall be entitled to vote in any General Meeting (or be counted as a part of the quorum) unless he fully paid any amounts due, whether with or without any demand for payment for his shares.

9.6.2.	In the absence of contrary provisions in these Articles or in any condition or term annexed to any shares of any class, each Shareholder participating in a General Meeting shall have one vote for each share giving a right to vote in a General Meeting that is held by such Shareholder.

9.6.3.	If two or more persons are registered as joint holders of any share, the vote of the person first registered in the Register of Shareholders shall be accepted to the exclusion of the vote(s) of the other joint holder(s).

9.6.4.	A company or other corporate body being a Shareholder of the Company may duly authorize any person to be its representative at any General Meeting or to authorize or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power that the latter could have exercised if it were a natural person. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman of the meeting) shall be delivered to him.

9.6.5.	Any Shareholder entitled to vote may vote either in person or by ballot, as provided in Sections 87 to 89 of the Companies Law or by proxy (and the proxy need not be a Shareholder) or, if the Shareholder is a company or other corporate body, by a representative authorized pursuant to Article 9.6.4. The Board of Directors may determine, in its discretion, the matters that may be voted upon by ballot, in accordance with Section 87(a)(4) of the Companies Law.

9.6.6.	Instrument of Appointment: An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I_____________________ of ________________________

(Name of Shareholder)                   (Address of Shareholder)

being a Shareholder of Cyren Ltd. hereby appoint

_______________________of_________________________

(Name of Proxy)                             (Address of Proxy)

as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ____ day of _____________, ______ and at any adjournment(s) thereof.

Signed this ______ day of _______, _______,

(Signature of Appointer)”

or in any usual or common form or in such other form as may be approved by the Board. Such proxy shall be duly signed by the appointor or such person’s duly authorized attorney or, if such appointor is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s) in accordance with its constitutional documents.

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9.6.7.	The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its principal place of business or at the offices of its registrar or transfer agent, or at such place as the Board may specify) not less than 24 hours before the time fixed for the meeting at which the person named in the instrument proposes to vote, or presented to the Chairman at such General Meeting. An instrument appointing a proxy that is not limited in time shall expire 12 months after the date of its execution. If the appointment shall be for a specified period, whether in excess of 12 months or not, the instrument shall be valid for the period stated therein.

9.6.8.	A vote cast in accordance with an instrument appointing a proxy shall be valid despite the prior death or bankruptcy of the appointing Shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairman of such General Meeting prior to such vote being cast.

9.6.9.	An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company of an instrument or written notice signed by the person who signed such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy, provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 9.6.7, or (ii) if the appointing Shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such Shareholder of the revocation of such appointment, or if and when such Shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid despite the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing Shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 9.6.9 at or prior to the time such vote was cast.

10.	The Board of Directors

10.1.	Number of Directors

~~The number of Directors shall be fixed by the General Meeting by resolution of the Shareholders. Until otherwise resolved in a General Meeting, the Board shall initially consist of 10 directors.~~

The Board shall be comprised of up to eleven (11) directors, including the outside directors (to the extent applicable).

10.2.	Election and Removal of Directors

Directors shall be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors, and each Director shall serve, subject to Article 10.8 hereof, and with respect to a Director appointed pursuant to Article 10.4 hereof subject to such Article, until the Annual General Meeting next following the Annual General Meeting or General Meeting at which such Director was elected pursuant to this Article or Article 10.4 hereof and until his successor is elected, or until his earlier removal pursuant to this Article 10.2. The holders of a majority of the voting power represented at a General Meeting in person or by proxy and voting thereon at such meeting shall be entitled to remove any Director(s) from office, to elect Directors instead of Directors so removed or to fill any vacancy, however created (including any position to which a director was not elected), in the Board. In the case of an outside director or any other director for whom the Companies Law prescribes a different method of election or removal from that specified above, the provisions of the Companies Law shall govern.

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10.3.	Qualification of Directors

No person or entity shall be disqualified to serve as a director or an Alternate Director by reason of his not holding shares in the Company or by reason of his having served as a director in the past.

10.4.	Continuing Directors in the Event of Vacancies

In the event of one or more vacancies in the Board of Directors, the remaining Directors may continue to act in every matter and, pending the filling of any vacancy pursuant to the provisions of Article 10.2, may appoint Directors to fill any such vacancy temporarily; provided, however, that if they number less than a majority of the number determined pursuant to Article 10.1 of these Articles, they may act only in an emergency or to fill the office of Director that has become vacant up to the minimum number or in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the number of Directors determined pursuant to Article 10.1 are in office as a result of such meeting.

10.5.	Remuneration of Directors

A Director shall be paid remuneration by the Company for his services as a Director, to the extent such remuneration shall have been approved by a General Meeting of the Company.

10.6.	Conflict of Interests

Subject to the provisions of the Companies Law, no Director shall be disqualified by virtue of his office from holding any office or relationship of profit with the Company or with any company in which the Company shall be a shareholder or have another interest, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall in any way be interested, be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or relationship of profit or realized from such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or in any other case no later than the first meeting of the Board of Directors after the acquisition of his interest.

10.7.	Alternate Directors

10.7.1.	A Director may, by written notice to the Company given in the manner set forth in Article 10.7.2 below, appoint any individual (whether or not such person is then a member of the Board of Directors) as an alternate for himself (in these Articles referred to as an “Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason. Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for all purposes, and for a period of time, concurrent with the term of the appointing Director.

10.7.2.	Any notice to the Company pursuant to Article 10.7.1 shall be given in person to, or by sending the same by mail to the attention of, the Chairman of the Board of the Company at the principal office of the Company or to such other person or place as the Board shall have determined for such purpose, and shall become effective on the date fixed therein, or upon the receipt thereof by the Company at the place specified above, whichever is later.

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10.7.3.	An Alternate Director shall have all the rights and obligations of a director; provided, however, that (i) an Alternate Director shall have no standing at any meeting of the Board or any Committee of the Board while the director for whom such Alternate Director was appointed is present; (ii) he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides); and (iii) the Alternate Director is not entitled to remuneration.

10.7.4.	The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 10.8, and such office shall ipso facto be vacated if the director for whom the Alternate Director was appointed ceases to be a director.

10.8.	Termination of Office

Without derogating from any law, the office of a director shall automatically be vacated, ipso facto, prior the end of the term of his appointment upon the following:

10.8.1.	Upon resignation, which shall become effective on the date a written notice of such resignation is delivered to the Company, or a later date specified in the notice.

10.8.2.	If convicted of a felony, as provided in Section 232 of the Companies Law.

10.8.3.	Pursuant to a court’s decision, as provided in Section 233 of the Companies Law.

10.8.4.	Upon death or when declared bankrupt.

10.8.5.	If he be found lunatic or becomes of unsound mind.

10.8.6.	At the time of giving notice pursuant to Section 227A or 245A of the Companies Law.

10.8.7.	If he is removed from his office by way of a resolution, adopted by the General Meeting, even prior to the completion of his term of office.

10.8.8.	If his term is terminated by the Board in accordance with the provisions of Section 231 of the Companies Law.

10.9.	No Corporate Director

                ~~10.9.1.~~       A corporation will not be qualified to act as a director.

10.10.	Chairman of the Board of Directors

The Board may from time to time elect one of its members to be Chairman of the Board, remove such Chairman from office, and appoint another in his place. The Chairman of the Board shall preside at every meeting of the Board, but if there is no such Chairman, or if at any meeting the Chairman is not present within 15 minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the Directors present shall choose someone of their number to be chairman of such meeting. The Chairman will not have any casting or additional vote by reason of his position as Chairman of the Board.

10.11.	Powers of the Board and Delegation of Powers

10.11.1.	The determination of the policy of the business of the Company and the supervision on the performance of the General Manager of the Company shall be vested in the Board, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do and which are not required by law or these Articles to be done by the Company by action of its Shareholders at a General Meeting. The authority conferred on the Board by this Article shall be subject to the provisions of the Companies Law, these Articles and any resolution consistent with these Articles adopted from time to time by the Company at a General Meeting; provided, however, that no such resolution shall invalidate any prior act done by or pursuant to a decision of the Board that would have been valid if such resolution had not been adopted.

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10.11.2.	Subject to the provisions of the Companies Law, the Board may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

10.12.	Proceedings of the Board

10.12.1.	Meetings

10.12.1.1.	The Board may meet and adjourn its meetings and otherwise regulate such meetings and proceedings in accordance with the Company’s needs; provided, however, that the Board must meet at least once every 3 months.

10.12.1.2.	The Chairman of the Board may convene a meeting of the Board at any time, and shall be required to convene a meeting to be held not later than 14 days following a request by any Director of the Company; provided, that in the event that a meeting is convened under the circumstances described in Section 122(d), 169 or 257 of the Companies Law, the meeting of the Board shall be convened without delay.

Notice of any such meeting shall be given by telephone or by mail, email, telex, telegram or facsimile or other form of electronic communication, a reasonable time before the meeting.

10.12.2.	Failure to Deliver Notices: Despite anything to the contrary in these Articles, failure to deliver notice to a Director of any such meeting may be waived by such Director, and a meeting shall be deemed to have been duly convened despite such defective notice if such failure or defect is waived prior to action being taken at such meeting by all Directors entitled to participate and vote in such meeting to whom notice was not duly given.

10.12.3.	Board Meetings by Means of Telecommunication: A meeting of the Board may be conducted by using any communication device, provided that all directors participating in such meeting can simultaneously hear each other.

10.12.4.	Quorum: No business shall be transacted at a meeting of the Board unless the requisite legal quorum is present (by means provided under Articles 10.12.3) when the meeting proceeds to business. Until otherwise decided by the Board, a legal quorum at a meeting of the Board shall be constituted by the presence (by means provided under Article 10.12.4) of a majority of the number of directors then in office.

10.12.5.	Exercise of Powers of the Board: A resolution proposed at any meeting of the Board shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

10.12.6.	The Agenda: The agenda for a meeting of the Board shall be determined by the Chairman of the Board, and shall include matters determined by the Chairman of the Board, matters for which a meeting of the Board was convened pursuant to Article 10.12.1.2, and any matter requested by a director or the General Manager at least 3 days before the meeting.

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10.13.	Resolutions in Writing

A resolution in writing signed all the directors then in office and lawfully entitled to vote thereon, or to which all the directors have given their written consent (by letter, email, telegram, telex, facsimile or otherwise) shall be deemed to have been unanimously adopted by a meeting of the Board duly convened and held.

10.14.	Audit Committee

10.14.1.	The Board shall appoint an Audit Committee that shall be composed of ~~three members of the Board.~~at least three members of the Board. All outside directors of the Company shall be members of the Audit Committee and the majority of the Audit Committee members will be independent directors (as such term is defined in the Companies Law). The Chairman of the Board, any director that is employed by the Company or who provides the Company with services on a regular basis, and any controlling shareholder (or a relative of a controlling shareholder) may not be members of the Audit Committee.

10.14.2.	The Audit Committee shall have the duties set forth in Section 117 of the Companies Law.

10.14.3.	Approval by the majority of the members of the Audit Committee shall be deemed approval of the Audit Committee.

10.15.	Committees of the Board

10.15.1.	Subject to the provisions of the Companies Law, the Board may delegate any or all of its powers to committees, each consisting of ~~one~~two or more persons who are directors, and it may from time to time revoke such delegation or alter the composition of any such committee. Any committee so formed (in these Articles referred to as a “Committee of the Board”) shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board. The meetings and proceedings of any such Committee of the Board shall, mutatis mutandis, be governed by the provisions of these Articles that regulate the meetings of the Board. Unless otherwise expressly provided by the Board in delegating powers to a Committee of the Board, such Committee shall not be empowered to further delegate such powers.

10.15.2.	The Board may revoke any resolution of any Committee of the Board; provided, however, that any such revocation shall not detract from the validity of any transaction entered into with a person that did not know of such revocation.

10.16.	Validity of Acts Despite Defects

Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board, or of a Committee of the Board, or by any person(s) acting as Director(s), shall, even if it is subsequently discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

11.	General Manager

11.1.	The Board shall from time to time appoint one or more persons, whether or not Directors, as General Manager or General Managers, and may confer upon such person(s), and from time to time modify, or revoke such title(s) and such duties and authorities as the Board may deem fit, subject to such limitations and restrictions as the Board may from time to time prescribe. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board may from time to time (subject to the provisions of the Companies Law and of any contract between any such person and the Company) fix his, her or their salaries and emoluments, remove or dismiss such persons from office and appoint another or others in their place.

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11.2.	Unless otherwise determined by the Board, the General Manager shall have the authority with respect to the day to day management of the Company in the ordinary course of business, in the framework of, and subject to, the policy, guidelines and instructions of the Board from time to time.

11.3.	The General Manager shall have all the management and implementation authorities that are not expressly delegated in the Articles or by the Companies Law, to another organ of the Company, and will be subject to the supervision of the Board.

11.4.	The General Manager may, with the consent of the Board, delegate certain of his duties to another person who is subject to his supervision.

11.5.	The General Manager shall notify the Chairman of the Board of any unusual event that is material to the Company; if the office of Chairman of the Board is vacant, or the Chairman of the Board refuses or is unable to act, such notification shall be made to all the Directors then in office.

11.6.	The General Manager shall periodically furnish the Board with reports in matters, times and format determined by the Board from time to time. When a notification or report of the General Manager require the performance of an action by the Board, then a Board meeting shall be convened without delay.

11.7.	The remuneration payable to the General Manager for his services shall be fixed from time to time (subject to any contract between the General Manager and the Company) by the Board, and may be fixed as a regular salary, commission on dividends, profits or revenues of the Company or of any other company in which the Company has an interest, or by participation in the Company’s profits, combined or separately.

12.	Register of Shareholders

The Company shall maintain a Register of Shareholders in which the following shall be recorded:

12.1.	~~the~~The name, identification card number (if any) and address of every Shareholder, as such details were provided to the Company;

12.2.	The number of shares and the particular class of Shares owned by each Shareholder, noting the nominal value of such shares, if applicable, and in case the payment for any shares was not fully satisfied, the unpaid amount.

12.3.	The date on which the shares were issued or transferred to any Shareholder, as the case may be.

12.4.	If the shares were serially numbered, the Company will note next to the name of each Shareholder the serial numbers of the shares held by such Shareholder.

12.5.	As for “Dormant Shares” (as defined in Section 308 of the Companies Law), if any, the Register of Shareholders shall state the exact number of Dormant Shares and the date on which such shares became “Dormant Shares”.

12.6.	A Shareholder holding shares as a trustee shall be recorded in the Register of Shareholder with a note of the trusteeship, and the Company shall be entitled to treat such person as the Shareholder in all respects.

12.7.	The details of the Company’s nominee company (hevra lerishumim), to the extent the Company chooses to include it in the Register of Shareholders.

13.	Auditors

13.1.	The Company shall appoint one or more certified public accountants to audit, and provide a report on, the annual financial statements of the Company (the “Auditors”).

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13.2.	The appointment, authorities, duties, responsibilities, rights, remuneration and powers of the Auditors shall be fixed by applicable law and under these Articles. The General Meeting shall have the power to appoint the Auditors for the maximum time period provided under the Companies Law.

13.3.	The Board shall cause accurate books of account to be kept in accordance with the provisions of any applicable law. Such books of account shall be kept at the principal office of the Company, or at such other place or places as the Board may deem fit, and they shall always be open to inspection by all Directors.

14.	Share Certificates

14.1.	Share certificates shall be issued under the corporate seal of the Company (or facsimile thereof) and shall bear the signature (or facsimile thereof) of two Directors, or the signatures of a Director and the secretary of the Company, specifically authorized by the Board for this purpose.

14.2.	Each Shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if the Board so approves, to several certificates, each for one or more of such shares. Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.

14.3.	A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.

14.4.	A share certificate that has been defaced, lost or destroyed may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board in its discretion deems fit.

15.	Registered Holder

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly shall not, except as ordered by a court of competent jurisdiction or as required by statute, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

16.	Calls on Shares

16.1.	The Board may, from time to time, as it in its discretion deems fit, make calls for payment upon Shareholders in respect of any sum that has not been paid up in respect of shares held by such Shareholder and which is not, pursuant to the terms of allotment or issuance of such shares or otherwise, payable at a fixed time. Each Shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) designated by the Board, as any such time(s) may subsequently be extended or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board (and in the notice referred to below), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares of the Shareholder making payment in respect of which such call was made.

16.2.	Notice of any call for payment by a Shareholder shall be given in writing to such Shareholder not less than 14 days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made. Prior to the time for any such payment fixed in a notice of a call given to a member, the Board may in its absolute discretion, by notice in writing to such Shareholder, revoke such call in whole or in part, extend the time fixed for payment of such call or designate a different place of payment or person to whom payment is to be made. In the event of a call payable in installments, only one notice thereof need be given.

16.3.	If pursuant to the terms of allotment or issuance of a share, or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with this Article, and the provisions of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount (and the non-payment thereof).

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16.4.	Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

16.5.	Any amount called for payment that is not paid when due shall bear interest from the date fixed for payment until actual payment, at such rate (not exceeding the legal rate under any applicable law) and payable at such time(s) as the Board may prescribe. The Board may waive any payment of such interest under this Article.

16.6.	With the consent of the Board, any Shareholder may pay to the Company any amount not yet payable in respect of his shares, and the Board may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board. The Board may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article shall derogate from the right of the Board to make any call for payment before or after receipt by the Company of any such advance.

17.	Forfeiture and Surrender

17.1.	If any Shareholder fails to pay an amount payable by virtue of a call, or interest thereon as provided for in accordance with these Articles, on or before the day fixed for payment of the same, the Board may at any time after the day fixed for such payment, so long as such amount or any portion thereof remains unpaid, forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including without limitation attorney’s fees and costs of legal proceedings, shall be added to, and shall for all purposes (including the accrual of interest thereon) constitute a part of, the amount payable to the Company in respect of such call.

17.2.	Upon the adoption of a resolution as to the forfeiture of a Shareholder’s shares, the Board shall cause notice thereof to be given to such Shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than 14 days after the date such notice is given and which may be extended by the Board), such shares shall ipso facto be forfeited; provided, however that prior to such date the Board may nullify such resolution of forfeiture, but no such nullification shall estop the Board from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

17.3.	Without derogating from any of the provisions of this Article 17, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid, shall be deemed to have been forfeited at the same time.

17.4.	Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board deems fit. From the date of forfeiture until the date such forfeited shares are sold, re-allotted or otherwise disposed of, such forfeited shares shall be deemed “Dormant Shares” as defined in Section 308 of the Companies Law.

17.5.	Any Shareholder whose shares have been forfeited or surrendered shall cease to be a Shareholder in respect of the forfeited or surrendered shares, but shall nonetheless be liable to pay, and shall promptly pay, to the Company all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment at the rate prescribed in this Article 17, and the Board, in its discretion, may enforce the payment of such moneys or any part thereof. In the event of such forfeiture or surrender, the Company, by resolution of the Board, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the Shareholder in question (but not yet due) in respect of all shares owned by such Shareholder, solely or jointly with another.

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17.6.	The Board may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall estop the Board from re-exercising its powers of forfeiture pursuant to this Article 17.

17.7.	If pursuant to the terms of allotment or issuance of a share, or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board and for which notice was given in accordance with this Article, and the provisions of these Article shall be applicable to such amount as if a call was given at the date fixed for payment.

17.8.	Except to the extent that the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each Shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and obligations to the Company arising from any amount payable by such Shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or obligation has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of any lien existing on such shares immediately prior to such transfer.

17.9.	The Board may cause the Company to sell a share subject to such a lien when the debt, liability or obligation giving rise to such lien has matured, in such manner as the Board deems fit, but no such sale shall be made unless such debt, liability or obligation has not been satisfied within 14 days after written notice of the intention to sell shall have been served on such Shareholder, his executors or administrators.

17.10.	The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or obligations of such Shareholder in respect of such share (whether or not the same have matured), and any residue shall be paid to the Shareholder, his executors, administrators or assigns.

17.11.	Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Register of Shareholders in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings or to the application of the proceeds of such sale, and after his name has been entered in the Register of Shareholders in respect of such share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

18.	Insurance, Indemnification and Exculpation

The Company may insure, indemnify and exculpate its Office Holders (as such term is defined in the Companies Law) to the fullest extent permitted by law, from time to time. Without limiting the generality of the foregoing:

18.1.	Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of its Office Holders, for actions or omissions done in their capacity as Office Holders, in whole or in part, against any of the following:

18.1.1.	breach of the duty of care owed to the Company or a third party;

18.1.2.	breach of the fiduciary duty owed to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to believe that his action would not harm the Company’s interests;

18.1.3.	monetary liability imposed on the Office Holder in favor of a third party; and

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18.1.4.	reasonable litigation expenses, including attorney fees, incurred by the Office Holder as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968, as amended (the “Securities Law”), and expenses that the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

18.2.	Subject to the provisions of the Companies Law, the Company is entitled retroactively to indemnify any Office Holder, or provide a prior undertaking to indemnify an Office Holder to the fullest extent permitted by law, where such prior undertaking is limited to categories of events that the Board believes are foreseeable in light of the Company’s activities on the date of grant of the undertaking to indemnify, and to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances (and such undertaking includes the categories of events that the Board believes are foreseeable in light of the Company’s activities on the date of grant of the undertaking to indemnify and to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances), for any of the following events:

18.2.1.	monetary liability imposed on an Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court, for an act that such Office Holder performed by virtue of his being an Office Holder of the Company;

18.2.2.	reasonable legal costs, including attorney’s fees, expended by an Office Holder as a result of i) an investigation or proceeding instituted against the Office Holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the Office Holder and either (A) no financial liability was imposed on the Office Holder in lieu of criminal proceedings, or (B) financial liability was imposed on the Office Holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent and ii) in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, and expenses that the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees; and

18.2.3.	reasonable costs of litigation, including attorney’s fees, expended by an Office Holder or for which an Office Holder has been charged by a court, in an action brought against the Office Holder by or on behalf of the Company or a third party, or in a criminal action in which an Office Holder was found innocent, or in a criminal offense in which an Office Holder was convicted and in which a proof of criminal intent is not required.

18.2.4.	for any other liability, obligation or expense indemnifiable or which may from time to time be indemnifiable by law.

18.3.	Subject to the provisions of the Companies Law, the Company may exculpate an Office Holder in advance from liability, or any part of liability, for damages sustained by a breach of duty of care to the Company.

18.4.	The provisions of Article 18 are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance or the provision of any such indemnification shall be approved by the Board and, to the extent required pursuant to the Companies Law, the Shareholders.

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18.5.	Any amendment to the Companies Law, the Securities Law or any other applicable law, statute or rule adversely affecting the right of any Office Holder to be indemnified or insured pursuant to Article 18 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law, the Securities Law or such other applicable law, statute or rule.

19.	Dividends

19.1.	No dividend shall be paid otherwise than in accordance with Chapter 2 of Part 7 of the Companies Law.

19.2.	Subject to the rights of Shareholders as to dividends ~~and to the provisions set forth in Article 3.3 (c),~~, any dividend paid by the Company shall be allocated among the Shareholders entitled thereto, in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which such dividend is being paid without taking into account the premium paid up for the shares. The amount paid up on account of a share that has not yet been called for payment or fallen due for payment and upon which the Company pays interest to the shareholder shall not be deemed, for the purposes of this Article, to be a sum paid on account of the share.

19.3.	Subject to the provisions of Section 303 of the Companies Law, no dividend shall be paid otherwise than out of the Profits of the Company, as defined in Section 302(b) of the Companies Law.

19.4.	No dividend shall carry interest as against the Company.

19.5.	Subject to the provisions of these Articles and the Companies Law, the Company may cause any moneys, investments or other assets forming part of the undivided distributable profits of the Company to be capitalized and distributed among such of the Shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion.

19.6.	For the purpose of giving full effect to any resolution under this Article 19, the Board may settle any difficulty that may arise in regard to the distribution as it deems expedient, and in particular may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any Shareholders upon the basis of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board.

19.7.	Without derogating from this Article 19, the Board may give an instruction that shall prevent the distribution of a dividend to the holders of shares on which the full nominal amount has not been paid up.

19.8.	The Board may retain any dividend or other moneys payable or property distributable in respect of shares on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities or obligations in respect of which the lien exists.

19.9.	The Board may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Article 6.2 or Article 6.3, entitled to become a Shareholder, or which any person is, under such Articles, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.

20.	Minutes

20.1.	Minutes of each General Meeting, of each meeting of the Board and of each meeting of a Committee of the Board shall be recorded and duly entered in books provided for that purpose, and shall be maintained by the Company at its principal office or such other place as shall be determined by the Board. Such minutes shall, in all events, set forth the name of the persons at the meeting and all resolutions adopted at the meeting.

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20.2.	Any such minutes, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

21.	Charitable Contributions

To the extent permitted by the Companies Law, the Company may elect to contribute reasonable amounts to worthy causes.

22.	Notices

22.1.	Any written notice or other document may be served by the Company upon any Shareholder either personally or by sending it by prepaid mail (airmail if sent internationally) addressed to such Shareholder’s address as it appears in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents, provided however that the Board may resolve that any such address must be located within the State of Israel.

22.2.	Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting which is published in at least two daily newspapers in the State of Israel within the time otherwise required for giving notice of such meeting under Article 9.3.2 hereof and containing the information required to be set forth in such notice under such Article shall be deemed to be a notice of such meeting duly given, for purposes of these Articles, to any Shareholder whose address as registered in the Register of Shareholders is located in the State of Israel.

22.3.	Any written notice or other document may be served by any Shareholder upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted internationally) to the Company at its principal office. Any such notice or other document shall be deemed to have been served when actually tendered if hand delivered, or 48 hours (7 business days if sent internationally) after it has been posted (or when actually received by the addressee if sooner). Notice sent by telegram, telex, facsimile or e-mail shall be deemed to have been served when actually received by the addressee. A notice that is defectively addressed or that otherwise fails to comply with the provisions of this Article 22.3 shall nevertheless be deemed to have been served if and when actually received by the addressee.

22.4.	All notices to be given to the Shareholders shall, with respect to any share to which such persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to all the holders of such share.

22.5.	Any Shareholder whose address is not listed in the Register of Shareholders, and who shall not have designated in writing an address for the delivery of notices, shall not be entitled to receive any notice from the Company.

22.6.	Notwithstanding any other contrary provision of these Articles, the Board may fix a date, not exceeding forty (40) days prior to the date of any General Meeting, as the date as of which shareholders entitled to notice of and to vote at such meetings shall be determined, and all persons who were holders of record of voting shares on such date shall be entitled to notice of and to vote at such meeting.

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Exhibit B

Indemnification Agreement

THIS INDEMNIFICATION AGREEMENT (the “Agreement”), dated as of ___________, is entered into by and between Cyren Ltd., an Israeli company, with offices at 10 Ha-Menofim St., Herzeliya, Israel (the “Company”), and Indemnitee set forth on the signature page hereto (the “Indemnitee”).

Whereas,	Indemnitee is an office holder (nose misra) (an ’Office Holder”) as defined in the Israeli Companies Law – 1999 (the “Companies Law”);

Whereas,	both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of companies and that highly competent persons have become more reluctant to serve corporations as directors and officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of, companies;

Whereas,	the Articles of Association of the Company authorize the Company to indemnify and advance expenses to its Office Holders and provide for insurance and exculpation to its Office Holders, in each case, to the fullest extent permitted by applicable law;

Whereas,	the Company has determined that (i) the increased difficulty in attracting and retaining highly competent persons, such as Indemnitee, is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, and (ii) it is reasonable, prudent and necessary for the Company to obligate itself contractually to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified; and

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Exemption

Subject only to mandatory provisions of applicable law to the contrary, the Company hereby exempts and releases the Indemnitee from liability to any and all damage caused or to be caused to the Company as a result of a breach of Indemnitee’s duty of care towards the Company (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law) or other acts and omissions as to which, according to applicable law, the Company is not entitled to exempt the Indemnitee.

2.	Indemnification

2.1.	Subject only to mandatory provisions of applicable law to the contrary, the Company shall indemnify Indemnitee to the fullest extent permitted by applicable law for any obligation or expense specified in Sections 2.1.1 through 2.1.4 below, imposed on or incurred by Indemnitee, either prior to or after the date hereof, in consequence of an act Indemnitee performed in his/her capacity as Office Holder of the Company, including, without limitation, as a director, officer, employee, agent or fiduciary of the Company, any subsidiary thereof or any other corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company (a “Related Entity” and “Corporate Capacity”, respectively). The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act, omission and failure to act and any other circumstances relating to or arising from Indemnitee’s service in a Corporate Capacity. The following shall be hereinafter referred to as “Indemnifiable Events”:

2.1.1.	Any monetary liability imposed on Indemnitee or incurred by Indemnitee in favor of another person by a judgment, including a judgment given in settlement or an arbitrator’s award that has been approved by a court. For purposes of Section 2.1.1 of this Agreement, the term “person” shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;.

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2.1.2.	All reasonable litigation Expenses (as defined below) incurred by Indemnitee due to an investigation or a proceeding instituted against Indemnitee by an authority competent to administrate such an investigation or proceeding that was (i) “finalized without the filing of an indictment” (as defined below) against Indemnitee “without any financial obligation imposed in lieu of criminal proceedings” (as defined below); (ii) an investigation or proceeding that was finalized “without the filing of an indictment” against Indemnitee but with a “financial obligation imposed in lieu of criminal proceedings” imposed, with respect to an offence that does not require proof of criminal intent (mens rea), or an investigation or a proceeding that is in connection with a monetary sanction. “Finalized without the filing of an indictment” and “financial obligation in lieu of a criminal proceeding” shall have the meaning assigned to such terms under the Companies Law, and the term “monetary sanction” shall mean such term as referred to in Section 260(a)(1a) of the Companies Law;

2.1.3.	All reasonable litigation Expenses incurred by Indemnitee or which Indemnitee was ordered to pay by a court, in a proceeding filed against Indemnitee by the Company or on its behalf or by another person, or in any criminal indictment in which Indemnitee is acquitted, or in any criminal indictment in which Indemnitee is convicted of an offence which does not require proof of criminal intent;

2.1.4.	A payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968 (the “Securities Law”) and expenses that the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable litigation expenses, including attorney’s fees; and

2.1.5.	Any other liability, payment or expense which the Company may indemnify its Indemnities’ under applicable law.

For the purpose of this Agreement, “Expenses” shall include, without limitation, attorney’s fees and all other costs, expenses and obligations paid or incurred by Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any Indemnifiable Event. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such costs or expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section 2.3.

2.2.	The Company shall indemnify the Indemnitee under Section 2.1.1 only with respect to events described in Appendix A hereto, insofar as they result from the Indemnitee’s acts in connection with such events. The Board of Directors of the Company (the “Board”) has determined that the events listed in Exhibit A may occur in light of the Company’s activity.

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The maximum amount of indemnification payable by the Company shall be limited to the greater of (i) with respect to all Office Holders in the aggregate (the “Indemnifiable Persons”), an amount equal to 25% of the shareholders’ equity of the Company as set forth in the Company’s most recent consolidated financial statements prior to such payment or (ii) US$10 million for each Indemnifiable Person (the “Limit Amount”). If the Limit Amount is insufficient to cover all the indemnity amounts payable with respect to all Indemnifiable Persons as aforesaid, then such amount shall be allocated to such Indemnifiable Persons pro rata according to the percentage of their culpability, as finally determined by a court in the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on an equal pro rata allocation among such Indemnifiable Persons. The Limit Amount payable by the Company is deemed by the Company to be reasonable in light of the circumstances.

2.3.	If so requested by Indemnitee, and subject to the Company’s repayment and reimbursements rights set forth in Sections 2.2 and 2.3 below, the Company shall pay amounts to cover Indemnitee’s Expenses with respect to which Indemnitee is entitled to be indemnified under Section 2.1 above, as and when incurred. The payments of such amounts shall be made by the Company directly to the Indemnitee’s legal and other advisors, as soon as practicable, but in any event no later than fifteen (15) days after written demand by Indemnitee therefor to the Company, and any such payment shall be deemed to constitute indemnification hereunder. All amounts paid as indemnification hereunder shall be grossed-up to cover any tax payment that Indemnitee may be required to make if the indemnification payments are taxable, subject to the Limit Amount if required by applicable law. The Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

2.4.	Notwithstanding Section 4.2 below, the Company will not be liable for any payment in connection with an Indemnifiable Event to the extent Indemnitee has received such payment under an insurance policy or another indemnification agreement, other than amounts which are in excess of the amounts Indemnitee is entitled to receive as aforesaid. Notwithstanding the above, the Company agrees to advance Indemnitee any amount which he/she would be entitled to receive as payment under an insurance policy with respect to Indemnifiable Liabilities and Indemnitee will thereafter be obligated to assign and/or reimburse the Company for any payment actually received by him/her directly or by the Company under such insurance policy with respect to such Indemnifiable Liabilities.

2.5.	If the Company pays to Indemnitee or on his/her behalf any amount in accordance herewith, and it is thereafter established that Indemnitee was not entitled to indemnification from the Company with respect to such amount, Indemnitee will pay such amount to the Company upon the Company’s first request, and in accordance with the payment terms the Company determines. Indemnitee’s obligation to repay to the Company for any Expenses or other sums paid hereunder shall be deemed as a loan given to Indemnitee by the Company subject to the minimum interest rate prescribed by Section 3(9) of the Income Tax Ordinance [New Version], 1961, or any other legislation replacing it, which is not considered a taxable benefit.

2.6.	The Company’s obligation to indemnify Indemnitee and advance Expenses in accordance with this Agreement shall be for such period (the “Indemnification Period”) as Indemnitee shall be subject to any actual, possible or threatened claim, action, suit, demand or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of actions taken by the Indemnitee while the Indemnitee served in the Corporate Capacity as described in Section 2.1 above, whether or not Indemnitee is still serving in such position.

2.7.	Indemnitee shall be covered by such policy or policies providing liability insurance for directors and officers of the Company, in accordance with its or their terms to the maximum extent of the coverage available for any director or officer under such policy or policies. The Company hereby undertakes to notify the Indemnitee 30 days prior to the expiration or termination of such insurance policy or policies.

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3.	Limitations on Indemnification

Notwithstanding anything to the contrary in this Agreement, the Company will not indemnify or advance Expenses to Indemnitee in respect of:

3.1.	Any act, event or circumstance for which it is prohibited to do so under the Companies Law;

3.2.	A breach of Indemnitee’s duty of loyalty, except, to the extent permitted by law, for a breach of a duty of loyalty to the Company, a Related Entity or an affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

3.3.	A willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care, excluding a breach due to Indemnitee’s negligence only;

3.4.	An action taken or not taken with the intent of unlawfully realizing personal gain or in the event of an intentional conflict of interest;

3.5.	A fine or penalty imposed upon Indemnitee for an offense; and

3.6.	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee;

4.	Subrogation

4.1.	Except as set forth in Section 4.2 below, in the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

4.2.	The Company hereby acknowledges that Indemnitee may have certain rights to indemnification, advancement of expenses and/or insurance provided by shareholder(s) of the Company, certain of their affiliates or other third parties (collectively, the “Secondary Indemnitors”). The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Secondary Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by Indemnitee and shall be liable for the full amount of all Expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement and the Articles of Association of the Company (or any other agreement between the Company and Indemnitee), without regard to any rights Indemnitee may have against the Secondary Indemnitors, and, (iii) it irrevocably waives, relinquishes and releases the Secondary Indemnitors from any and all claims against the Secondary Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. Without altering or expanding any of the Company’s indemnification obligations hereunder, the Company further agrees that no advancement or payment by the Secondary Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Secondary Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery to which the Indemnitee is entitled pursuant to this Agreement. The Company and Indemnitee agree that the Secondary Indemnitors are express third party beneficiaries of the terms of this Section 4.2. The Company will not indemnify the Indemnitee for any liability with respect to which and to the extent the Indemnitee has received payment by virtue of an insurance policy maintained for Indemnitee’s benefit by the Company.

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5.	Notices and Defense Against Suits

5.1.	Indemnitee shall notify the Company of any action, suit or proceeding (“Legal Proceedings”) and of all possible or threatened Legal Proceedings as soon as he/she becomes aware thereof; however, the omission to notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and to the extent that such failure to provide notice materially and adversely prejudices the Company’s ability to defend such action, and deliver to the Company, or to such person as it shall direct Indemnitee, without delay, all documents Indemnitee receives in connection with such proceedings.

5.2.	The Company shall be entitled to assume the defense with respect of all Legal Proceedings and to use any attorney which the Company may choose for that purpose (except an attorney who is reasonably unacceptable to Indemnitee).

5.3.	Indemnitee will fully cooperate with the Company and/or its attorney in every reasonable way as may be required, including, but not limited to, the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto so that you will not be required to pay the same or to finance the same yourself.

5.4.	If the Company has notified Indemnitee that it shall assume the defense with respect to a Legal Proceeding, it shall not indemnify Indemnitee for expenses he/she incurs in connection with such proceeding.

5.5.	The Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner), and shall have the right to settle or to turn to arbitration with respect to Legal Proceedings.

5.6.	Notwithstanding the aforesaid, the Company shall not have the right to settle, including to settle for the avoidance of initiation of proceedings or termination of proceeding in accordance with Chapter I1 of the Securities Law, without Indemnitee’s consent, not to be unreasonably withheld, unless the settlement in question is without admission of any responsibility or liability on Indemnitee’s part and provides for a complete waiver of all respective claims against Indemnitee.

5.7.	The Company will have no liability or obligation to indemnify Indemnitee in the case of a settlement or initiation of arbitration proceedings by Indemnitee, without the Company’s prior written consent, which consent shall not be unreasonably withheld.

5.8.	For the removal of doubt, the Company’s obligations hereunder shall not derogate from the Company’s ability to indemnify Indemnitee retroactively for any payment or expense as provided in Sections 2.1.1 through 2.1.4 above, without limitation to the types of events and the amount specified in Appendix “A”.

5.9.	For the removal of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in Indemnitee’s name or to agree to a plea-bargain in his/her name without his/her consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Agreement and/or pursuant to law, without Indemnitee’s consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without Indemnitee’s consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Agreement and/or pursuant to law and provided however, that such financial arrangement does not deviate from the conditions precedent in this Agreement.

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6.	Non-Exclusivity

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Company’s Articles of Association, applicable law or otherwise.

7.	Binding Effect

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. In the event of a merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company, Indemnitee shall be entitled to the same indemnification and insurance provisions as the most favorable indemnification and insurance provisions afforded to the then-serving Office Holders and shareholders of the Company.

This Agreement shall continue in effect during the Indemnification Period regardless of whether Indemnitee continues to serve in a Corporate Capacity. Any amendment to the Companies Law, the Securities Law or other applicable law adversely affecting the right of the Indemnitee to be indemnified, insured or released pursuant hereto shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure the Indemnitee for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

8.	General

8.1.	The provisions of this Agreement shall be severable in the event that any provision hereof (including any provision within a single section, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, if such invalid, void or unenforceable provision may be modified or amended so as to be valid and enforceable as a matter of law, such undertaking will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

8.2.	This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without application of the conflict of laws principles thereof.

8.3.	Gender use of the masculine pronoun shall be deemed to include usage of the feminine pronoun where appropriate.

8.4.	This Agreement cancels any preceding agreement or letter of indemnification that may have been executed by Indemnitee or issued to him/her.

8.5.	The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

8.6.	The Company represents and warrants that this Agreement is valid, binding and enforceable in accordance with its terms and was duly adopted and approved by the Company and its shareholders, and shall be in full force and effect immediately upon its execution.

8.7.	All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown in the preamble to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

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IN WITNESS WHEREOF, the parties have signed this Indemnification Agreement in one or more counterparts on [date].

Name:

Accepted and agreed on [date]:

Name:

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APPENDIX “A”

THE TYPES OF EVENTS SET FORTH BELOW ARE TO BE FORESEEABLE BY THE BOARD IN LIGHT OF THE COMPANY’S ACTIVITIES.

The Company’s obligation for indemnification of its Office Holders is limited to the following:

a.	Matters connected with investments of the Company and/or any Related Entity in other entities, including transactions entered and actions taken by the Office Holder in the name of the Company and/or any Related Entity as an Office Holder thereof, whether before or after the investment is made.

b.	Actions in connection with the merger, proposed merger, spin off or a corporate restructuring of the Company or any Related Entity thereof.

c.	Without derogating from the generality of the above, actions not in the ordinary course of business of the Company, including in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof, receiving and granting credit and the giving or receiving of collateral security, including contracting under finance agreements with banks and/or other financial entities for purposes of financing transactions or contractual arrangements, including a transaction with an interested party.

d.	Negotiations, execution, delivery and performance of agreements of any kind or nature, anti-competitive acts, acts of commercial wrongdoing, approval of corporate actions including the approval of the acts of the Company’s or any Related Entity’s management, their guidance and their supervision, actions concerning the approval of transactions with Office Holders or shareholders, including controlling persons and claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care with respect to the Company’s business.

e.	Actions taken in connection with labor relations and/or employment matters in the Company or any Related Entity thereof (including compensation for directors and employees of the Company), and in connection with business relations of the Company or any Related Entity thereof, including with employees, independent contractors, customers, suppliers and various service providers.

f.	Actions taken pursuant to or in accordance with the policies and procedures of the Company or any Related Entity thereof, whether such policies and procedures are published or not.

g.	Participation and/or non-participation at the Company’s and any Related Entity’s Board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s Board meetings.

h.	Actions taken in connection with the issuance of any type of securities of Company or any Related Entity thereof, including, without limitation, the grant of options to purchase any of the same, or any other actions taken in connection with the Company’s capital raising efforts.

i.	The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings.

j.	Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad, including without limitation, fraudulent disclosure claims and failure to comply with any securities authority or any stock exchange disclosure or other rules.

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k.	Occurrences resulting from: (i) violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction; and (ii) failure by the Company or any Related Entity to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.

l.	Actions taken in connection with the public relation and/or investor relation efforts of the Company, or of its Related Entities.

m.	Actions in connection with the testing of products developed by the Company or its Related Entities, actions in connection with product liability as they relate to products developed by the Company or its Related Entities or actions in connection with the distribution, sale, license or use of such products;

n.	Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf.

o.	Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, county, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

p.	Review and approval of the Company’s financial statements, including any action, consent or approval related to or arising from the foregoing, including, without limitations, execution of certificates for the benefit of third parties related to the financial statements.

q.	All actions, consents and approvals relating to a distribution of dividends, in cash or otherwise.

r.	Actions taken in connection with the intellectual property of the Company or its Related Entities and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property including but not limited to any infringement by the Company or its Related Entities on the intellectual property of a third party, breach of confidentiality obligations, breaches of data, including, without limitation, any event in which sensitive, protected or confidential data, whether relating to the Company, any Related Entity, their customers, users, suppliers or any other person or entity.

s.	Any claim or demand, not covered by any of the categories of events above, which, pursuant to any applicable law, an Office Holder may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by Office Holder in such capacity.

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Exhibit C

Cyren Executive Compensation Policy

1.	General

This Compensation Policy (“Compensation Policy” or “Policy”) defines and details the principles, guidelines and rules of Cyren Ltd.’s (the “Company” or “Cyren”) overall compensation strategy for its office holders, as defined in Israel’s Companies Law, 5759-1999 (the “Companies Law”) other than non-employee directors (the “Executives”).

This Compensation Policy shall apply only to compensation agreements and arrangements executed after its adoption in accordance with the provisions of the Companies Law, and will not be construed as altering or amending any compensation duly approved prior to its adoption.

The adoption of this Compensation Policy will not entitle any of the Executives to receive any elements of compensation described herein. The rights and privileges to which an Executive will be entitled shall be governed by such Executive’s employment or engagement agreements (as applicable) with the Company, and shall be subject to the approval thereof by the relevant corporate organ as set forth in the Companies Law. In setting the compensation of Executives employed by a subsidiary of Cyren, references in the Policy to Cyren or the Company shall also include such subsidiary, to the extent applicable in the relevant context.

2.	Compensation Policy Objectives

This Policy was prepared in accordance with the requirements of the Companies Law and sets the framework for Executive compensation, in order to increase the transparency and visibility of Cyren’s activities regarding all aspects of Executives’ compensation, and to improve its shareholders’ ability to have a say and influence its compensation policy.

The Compensation Policy is intended to ensure the Company’s ability to retain and recruit a dedicated and experienced professional management team capable of leading the Company to further business success and facing the challenges ahead. This Policy was designed to balance (i) the need to offer appropriate compensation and incentives to Executives which will incentivize them to succeed in achieving their and the Company’s goals and (ii) the need to assure that the compensation structure meets the Company’s interests and its overall financial and strategic goals.

In order to achieve these targets, the compensation practices set in the Policy are designed to meet the following objectives:

•	Promote the Company’s short and long-term interests;

•	Ensure that the interests of the Executives are closely aligned with the interests of Cyren and Cyren’s shareholders;

•	Motivate Executives to achieve a high level of business performance taking into account the Company’s size, financial conditions, risk management and any regulatory aspects effecting the Company, without taking unreasonable and excessive risks;

•	Support a performance culture that is based on merit;

•	Reward excellent performance, both in the short- and long-term, to ensure sustained business performance over time; and

•	Create the right balance between fixed and variable pay components.

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3.	Factors Effecting the Compensation of Executives

Cyren believes that the compensation of its Executives should be influenced by its business results, both in the short- and long-term, as well as each Executive’s individual contribution to the achievement of these results. The compensation of each Executive will be reviewed and determined by the Company’s Compensation Committee (the “Compensation Committee”) and by its Board of Directors (the “Board”) while considering, among other things, the following parameters:

•	The Executive’s education, qualifications, professional experience, expertise and accomplishments;

•	Position requirements, authority and responsibilities the applicable position carries and prior compensation paid to the Executive;

•	Market data and compensation studies of peer-group companies which will provide an appropriate comparative outlook. The peer-group companies will be selected based on appropriate similarities, taking into account factors such as market capitalization, type of industry, location of listing, geographical location and compensation for comparably situated executives;

•	The performance of the Executive compared to determined goals, and his or her expected contribution to the Company’s future growth and profitability;

•	The Company’s financial situation, business challenges and goals; and

•	The ratio between the cost of employment of Executives and the average and median salary of the rest of the employees and “independent contractors” (as defined in the Companies Law) of the Company in the geographic market in which the Executive operates, as well as the possible impact on the work relations in the Company. The Compensation Committee and the Board reviewed, and will continue to review from time to time, such ratio. The Board and Compensation Committee have reviewed the applicable ratios and determined that they find it reasonable, fair and appropriate and believe it will not adversely affect the work relations within the Company.

•	The Compensation Committee and Board may engage compensation consultants or other professionals to assist in benchmarking or analyzing relevant data and/or establishing appropriate Executive compensation packages.

4.	Compensation Elements

4.1	Compensation Package

Executives’ compensation should include a number of elements so that each of these elements rewards a different aspect of their overall contribution to the Company’s success. Taking into account the parameters set forth in Item 3 above, the compensation package for Executives shall generally consist of some or all of the following items:

•	Fixed base salary;

•	Performance-based rewards (Annual, Special and Signing Bonuses)

•	Equity-based compensation;

•	Social benefits; and

•	Retirement and termination payment.

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4.2	Fixed Base Salary

Base salary is a fixed compensation element which provides compensation to an Executive for the performance of his or her day to day duties and responsibilities and reflects the Executive’s role, skills, qualifications, experience and market value (the “Base Salary”).

The annual Base Salary for all Executives (including the CEO) will not exceed the amount of US$450,000 (or its foreign currency equivalent).

In determining the Base Salary of each Executive, the Compensation Committee and the Board shall also take into account the overall balance between fixed and variable elements as well as the maximum Base Salary limit.

When deciding on increasing an Executive’s Base Salary, the Compensation Committee and the Board may consider, in addition to the above mentioned factors, any changes to the Executive’s scope of responsibilities and business challenges, the need to retain the Executive and the Base Salaries paid by peer group companies to comparable Executives. Adjustments to Base Salary may be periodically reviewed, considered and approved by the Compensation Committee and the Board.

4.3	Performance-Based Cash Rewards (Annual, Special and Signing Bonuses)

The Executives will be entitled to participate in a cash bonus plan (the “Annual Bonus Plan”) which will be approved in accordance with the approvals required under the Companies Law. The Annual Bonus Plan shall include the target annual cash bonus for the Executives and the calculation for the bonus as a product of Company performance, individual performance and target bonus. The annual cash bonus will be paid at year-end based on the Company’s performance and individual performance.

The recommended performance targets and the maximum annual cash bonus payable (which may include sales commissions) to each Executive shall be reviewed and approved by the Compensation Committee and the Board in accordance with the requirements of the Companies Law, as applicable. The Compensation Committee and the Board shall not have the discretion to reduce the amount of the annual cash bonus following the achievement of the bonus criteria.

Measure for determining the annual cash bonus. Most of the annual cash bonus shall be determined based on measureable criteria. The remaining portion of the annual cash bonus (not to exceed 25% unless such Executive is subordinated to the CEO), may be discretionary and based on non-measureable criteria. Measurable criteria for the bonus may include (but is not limited to) the following criteria:

•	Financial parameters: revenue; gross profit, operational profit, EBITDA, pre-tax profits, sales booking value;

•	Individual performance measures: evaluation of performance of each Executive’s performance, contribution to the Company’s success.

•	Other objectives to be defined for each Executive by his or her direct manager and approved by the Compensation Committee and the Board.

A threshold for the payment of the annual cash bonus will be set based on achievement of a certain percentage of one or more of the Company performance measures.

Special Bonuses. In addition to the annual cash bonus, the Compensation Committee and the Board of Directors may elect, under exceptional circumstances (while taking into consideration the Company’s financial condition), to grant certain Executives a special cash bonus in recognition of their special contribution to the Company’s major developments, transactions and achievements.

Signing Bonus. When hiring a new Executive, the Compensation Committee and the Board of Directors may elect to pay a signing bonus, taking into account the principles listed above and additional factors such as providing for the replacement of awards that the newly hired Executive forfeited from his or her previous employer.

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In any event, the discretionary portion of all Performance-Based Cash Rewards paid to an Executive in any given year shall not exceed the higher of 25% of the total amount of such Performance-Based Cash Rewards or three monthly salaries of the relevant Executive, unless such Executive is subordinated to the CEO.

The maximum Performance-Based Cash Reward payable to an Executive with respect to a given calendar year (which may include any combination of annual bonus, special bonus and/or signing bonus) shall not exceed 200% of the Executive’s annual base salary.

Claw-Back Provision. Each Executive will be required to refund any part of the annual Performance-Based Cash Reward paid based on financial results that are proven to be inaccurate and which are restated in the financial statements during the three years following the actual payment of the annual bonus, provided the Executive is still employed by the Company upon publication of the restated financial statements. The Compensation Committee and the Board shall decide upon the timing, form and terms of the repayment. Generally, the Executive shall repay to the Company the balance between the bonus amount paid and the bonus as would have been calculated based on the restated financial statements. Notwithstanding the forgoing, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the financial reporting standards applicable to the Company or if the Compensation Committee and Board determines that claw-back proceedings in the specific case would be impractical or not commercially or legally efficient or not in the best interest of the Company.

4.4	Equity-Based Compensation

The Company’s long-term incentive is variable equity based compensation designed to retain Executives, align Executives and shareholders’ interests and incentivize achievement of long term goals. The Compensation Committee and the Board may grant to Executives equity-based compensation in any form permitted under Cyren’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”) and may determine, inter alia, the exercise price, vesting schedule and terms and periods of exercise. The equity compensation may be comprised of various instruments such as share options, restricted share units (RSU’s) or other equity based compensation instruments.

Equity-based awards may be granted upon recruitment of an Executive or from time to time, and while taking into consideration, inter alia, the role, personal responsibilities, prior business experiences and qualifications of the Executive.

Any grant of equity based compensation shall meet the following terms:

•	The value of the equity based compensation (at the date of grant), for each Executive, shall not exceed 600% of the annual Base Salary of the Executive in question;

•	for the purpose of a one-time grant of equity based compensation in connection with the recruitment of a new Executive, the value of the equity based compensation (at the date of grant), for such new Executive shall not exceed 5% of the total outstanding shares of the Company at the date of grant; and

•	Equity based compensation granted to Executives shall generally vest over 3-4 years. The Compensation Committee and the Board may determine acceleration provisions for specific circumstances (such as in the framework of a change of control event).

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4.5	Reduction of Variable Compensation

Subject to the terms of the employment agreements and arrangements with the Executives as well as to applicable law, and subject to the provisions of Section 4.3 above concerning the discretion of the Compensation Committee and the Board to reduce the amount of the annual cash bonus following the achievement of bonus criteria, the Compensation Committee and the Board may reduce any Performance-Based Cash Rewards and/or Equity-Based Compensation to be granted to an Executive due to circumstances determined by the Compensation Committee and the Board.

4.6	Social Benefits

Certain social benefits are mandatory according to different local legislation, such as: contributions to an insurance policy or a pension fund, severance pay, paid vacation days, paid sick leave, disability insurance and convalescence pay. In addition, the Company may offer additional benefits to the Executives, including, without limitation, contribution to a study fund, cellular phone and other electronic devices, company car and travel benefits, reimbursement of business travel (including a daily per diem when traveling and other business related expenses), holiday and special occasion gifts and academic and professional studies.

Executives that are based outside of Israel may receive similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

4.7	Retirement and Termination Payment

The Compensation Committee and the Board may provide Executives with the following rights in connection with retirement and termination of service arrangements:

Advanced Notice Period. The Company provides in the employment agreements of each of its Executives for a mutual advance notice period that does not exceed three to six months. During the Advance Notice period, the Executive is entitled to receive all of his or her compensation without change, including participation in bonus plans and continued vesting of equity based compensation.

Termination Payments. The Compensation Committee and the Board may approve a termination payment for an Executive provided such payment does not exceed the equivalent of six monthly Base Salaries. In this regard, the Compensation Committee and Board shall take into consideration the Executive’s term of employment, the Executive’s compensation during employment with the Company, the Company’s performance during such period, the Executive’s performance during such period and the circumstances of termination.

For the purposes of this Policy, the termination payments shall be subject to the provisions applicable to discretionary Performance-Based Cash Rewards, and shall be included in the calculation of the maximum amount of such rewards, as set forth above.

Without derogating from the provisions of Section 4.4 above, the Board, in its sole discretion, shall be authorized to determine the specific terms under which the vesting of equity based compensation granted to Executives (or any part thereof) may accelerate upon the retirement of such Executives from service.

4.8	Immaterial Changes in Compensation of the CEO

Without derogating from the forgoing, an amendment to the compensation of the CEO that is immaterial relative to the existing compensation of the CEO and complies with the terms of this Policy may be approved solely by the Compensation Committee. For the purposes of this Section 4.8, an amendment at a threshold of up to 5% (in real terms) per annum relative to the CEO’s compensation as of the adoption date of this Policy shall be deemed an immaterial amendment.

5.	Indemnification, Insurance and Exculpation of Executives

The Company may indemnify, insure and exculpate the Executives to the full extent permitted by applicable law from time to time, including by entering into indemnification, insurance and exculpation agreements with each of the Executives, subject to the requisite approvals under applicable law.

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6.	Non-Employee Directors Compensation

6.1	The compensation of the Company’s non-employee directors (including external directors and independent directors) may be up to the maximum pay allowed under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”), unless the shareholders approve higher compensation from time to time.

6.2	In addition, Cyren’s non-employee directors are entitled to reimbursement of expenses in accordance with the Compensation of Directors Regulations.

7.	Supervision, Review and Approval of Policy

The Board is responsible for the management and implementation of the Policy in the Company. The term of the Policy shall be indefinite. However, the Compensation Committee may recommend to the Board of Directors and shareholders, to review the Policy from time to time and at least once every three years, to re-approve, amend or restate the Policy.

Adopted and Effective as of [__________________]

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